As filed with the Securities and Exchange Commission on October 7, 2003

Registration No. 333-109244

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

QUANTUM FUEL SYSTEMS TECHNOLOGIES

WORLDWIDE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	33-0933072
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

17872 Cartwright Road

Irvine, California 92614

(949) 399-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan P. Niedzwiecki

Chief Executive Officer

17872 Cartwright Road

Irvine, California 92614

(949) 399-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert M. Mattson, Jr. Craig S. Mordock MORRISON & FOERSTER LLP 19900 MacArthur Boulevard, 12th Floor Irvine, California 92612 (949) 251-7500	Michael J. Kendall, P.C. Michael S. Turner GOODWIN PROCTER LLP Exchange Place, 53 State Street Boston, Massachusetts 02109 (617) 570-1765

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 6, 2003

7,000,000 Shares

Common Stock

This is a public offering of 7,000,000 shares of common stock of Quantum Fuel Systems Technologies Worldwide, Inc. We are selling all of the shares of common stock offered by this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “QTWW.” On September 25, 2003, the reported last sale price of our common stock on the Nasdaq National Market was $7.40 per share.

Investing in our common stock involves a high degree of risk. Please see the section entitled “ Risk Factors” starting on page 6 to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares of common stock from us at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriters expect to deliver the shares on or about                   , 2003.

Adams, Harkness & Hill, Inc.

First Albany Corporation

TD Securities

Prospectus dated                     , 2003

QUANTUM TECHNOLOGIES

Our Core Competencies

FUEL STORAGE

Advanced composite, ultra-lightweight tanks designed and manufactured by Quantum provide cost-effective storage of hydrogen or natural gas.

FUEL DELIVERY

Pressure regulators, fuel injectors, flow control valves and other components designed and manufactured by Quantum control the pressure and flow of gaseous fuels.

ELECTRONIC CONTROLS

Sophisticated controls and proprietary software designed and manufactured by Quantum monitor and optimize fuel pressure and flow to meet fuel cell or internal combustion engine requirements.

SYSTEMS INTEGRATION

Engineering design services efficiently package and optimize the performance, reliability and safety of gaseous fuel storage, metering and electronic control components.

Integrated Fuel Systems for Internal Combustion Engine & Fuel Cell Applications

At Quantum, we design and manufacture state-of-the-art fuel storage, fuel metering and electronic controls, and provide systems integration for some of the world's largest automotive and non-automotive original equipment manufacturers of fuel cell products and alternative fueled motor vehicles.

Applications

Transportation

Alternative Fuel OEM Vehicles

10,000 psi Hydrogen Storage System

GM's Revolutionary Hy-wire Fuel Cell Vehicle

Natural Gas and Hydrogen Storage for Internal Combustion Engine and Fuel Cell Powered Buses

Stationary Power

Modular Stationary Power Generation System

Hydrogen Refueling

QUANTUM

Mobile Hydrogen Refueling System

Home Hydrogen Refueling System

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

As used in this prospectus, the terms “we,” “us,” “our,” the “company” and “Quantum” mean Quantum Fuel Systems Technologies Worldwide, Inc. Quantum Fuel Systems Technologies Worldwide and TriShield™ are our trademarks. This prospectus contains trademarks and trade names of other companies.

PROSPECTUS SUMMARY

This summary highlights information found in greater detail elsewhere or incorporated by reference in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, particularly the risks of investing in our common stock discussed under the caption “Risk Factors” and the financial statements and accompanying notes, and the other documents incorporated by reference in this prospectus before you decide to buy our common stock.

Quantum Fuel Systems Technologies Worldwide, Inc.

We design, manufacture and supply integrated fuel systems to original equipment manufacturers (“OEMs”) for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, for stationary and portable power generation, and in hydrogen refueling products. Our products and capabilities include the following:

•	hydrogen and compressed natural gas fuel storage and safety testing;

•	fuel control devices and technology for gaseous fuels for use in internal combustion engines and fuel cells;

•	electronic control systems and validation;

•	testing procedures to meet a variety of global regulations and emission control standards;

•	research and development;

•	application engineering and validation; and

•	manufacturing and quality assurance.

We supply our advanced natural gas and propane fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 16,500 fuel systems for alternative fuel vehicles, primarily to General Motors Corporation which in turn has sold substantially all of these vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

Alternative Fuel Market.  The development of the alternative fuel industry is being driven by three independent market factors—economics, energy independence and environmental concerns. Due to the abundance and economic advantages of gaseous fuels in worldwide markets, many countries and geographic regions are mandating the use of alternative fuels, which provide energy independence and environmentally suitable solutions. For instance, the European Commission has adopted an action plan to achieve by 2020 a 20% replacement of diesel and gasoline fuels with fuels such as natural gas, propane and hydrogen in the road transport sector in the current European Union member states.

Fuel Cell Market.  Over the next decade and beyond, a significant market is expected to develop for fuel cell powered products. Recently, the use of hydrogen as a fuel of the future has been gaining support within the

U.S. government. President Bush is proposing a total of $1.7 billion in spending over the next five years to develop hydrogen-powered fuel cells, hydrogen infrastructure and advanced automotive technologies, so that the United States can lead the world in developing clean, hydrogen-powered automobiles. Legislation has also been introduced to create investment incentives for the production, distribution and retail sale of hydrogen to speed to market the fueling stations and infrastructure necessary to support hydrogen vehicles. Frost and Sullivan anticipates the overall fuel cell market will grow to $32 billion by 2010 of which the automotive, stationary and portable fuel cell markets would represent $14 billion, $10 billion, and $8 billion, respectively. Fuel cell and hydrogen-based products are being designed to provide clean, quiet, vibration-free electric power on demand for a variety of applications in the transportation and industrial vehicle, stationary power, portable power and related refueling infrastructure markets.

Rapid commercialization of fuel cell vehicles is dependent upon establishing cost-effective on-board fuel storage solutions, hydrogen storage and handling codes and standards, and a hydrogen refueling infrastructure. We believe interim steps will be taken to provide initial refueling infrastructure for demonstration fleets, government programs, commercial fleet operators, and initial consumer commercialization. This initial infrastructure could include mobile refueling units, compact stationary refueling units, and bulk transport trailers.

Quantum’s Strategy.    Our objective is to be the leading developer and supplier of integrated systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for fuel cells, internal combustion engines and hydrogen refueling units. Our strategy for achieving this objective includes the following elements:

•	develop and supply on-board hydrogen fuel storage and control systems for fuel cell vehicle applications;

•	provide hydrogen-refueling units for initial infrastructure for development fleets, fleet operators and consumer commercialization;

•	provide fuel systems to the stationary fuel cell power generation market;

•	focus research and development on fuel cell enabling technologies and securing outside funding to support these programs;

•	expand our participation in the development of hydrogen storage and handling codes and standards; and

•	increase our participation in the alternative fuel OEM vehicle markets.

We were incorporated in Delaware in October 2000 as a wholly-owned subsidiary of IMPCO Technologies, Inc. IMPCO conducted our business through various departments, first as a division (the Automotive OEM Division) and most recently as a subsidiary (Quantum Fuel Systems Technologies Worldwide, Inc.). On July 23, 2002, IMPCO distributed to its stockholders, on a pro-rata basis, all of the shares of our common stock owned by IMPCO.

Immediately following the completion of our spin-off from IMPCO, our strategic alliance with General Motors became effective. General Motors has a 19.9% equity position in our company.

Our principal executive offices are located at 17872 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 399-4500. Our fiscal year ends April 30.

The Offering

Common stock offered by us	7,000,000 shares

Common stock to be outstanding after the offering	30,052,389 shares

Use of proceeds	We intend to use the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures. See “Use of Proceeds” on page 18 for more detailed information.

Nasdaq National Market Symbol	QTWW

The number of shares of common stock to be outstanding after this offering is based on shares of our common stock outstanding as of September 15, 2003. This calculation:

•	includes 999,969 shares of our non-voting Series B common stock held by General Motors, which are convertible into common stock;

•	excludes 400,000 shares of common stock issuable upon exercise of warrants outstanding on that date at a weighted average exercise price of $5.65 per share;

•	excludes 2,716,872 shares of common stock to be issued upon exercise of options outstanding as of that date that have a weighted average exercise price of $3.79 per share; and

•	excludes 1,061,597 shares, plus annual increases, reserved for future issuance under our 2002 Stock Incentive Plan.

Unless we indicate otherwise, all information contained in this prospectus assumes that the underwriters have not exercised their over-allotment option.

Summary Financial Data

(in thousands, except per share data)

The following table sets forth our summary financial data for the periods indicated. You should read this information together with our financial statements and related notes appearing elsewhere and incorporated in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended April 30,					Three Months Ended July 31,
	1999	2000	2001	2002	2003	2002	2003
	(in thousands, except per share amounts)					(unaudited)
Statement of Operations Data:
Revenue	$24,469	$22,341	$23,358	$23,403	$23,639	$4,618	$7,878
Costs and expenses:
Cost of product sales	15,347	15,081	19,452	25,581	18,471	3,641	4,373
Research and development	8,902	12,956	26,687	32,657	14,255	3,225	3,108
Selling, general and administrative	3,713	4,939	7,459	8,063	9,249	2,311	2,155
Operating loss	(3,493)	(10,635)	(30,240)	(42,898)	(18,336)	(4,559)	(1,758)
Interest expense (income), net	—	—	4	489	114	96	(26)
Other income (expense), net	—	—	—	10	254	(400)	—
Provision for income taxes	—	—	—	1	1	—	36
Net loss	$(3,493)	$(10,635)	$(30,244)	$(43,378)	$(18,197)	$(5,055)	$(1,768)

Basic and diluted net loss per share				$(3.07)	$(1.00)	$(0.35)	$(0.08)

Weighted average number of shares—basic and diluted(1)				14,142	18,153	14,451	22,680

(1)	See Note 10 of the notes to the financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used to compute basic and diluted per share amounts.

	As of July 31, 2003
	Actual	As Adjusted
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$11,256	$59,683
Working capital	16,024	64,451
Total assets	47,900	96,327
Long-term obligations, less current portion	—	—
Total equity	41,072	89,499

The as adjusted balance sheet data above reflects the application of the net proceeds from the sale of 7,000,000 shares of common stock offered by us at an assumed public offering price of $7.40 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained and incorporated in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business depends on the growth of the fuel cell and alternative fuel markets.

Our future success depends on the continued expansion of the fuel cell and alternative fuel vehicle industries, which have not yet gained broad acceptance. In the United States and certain of our other target markets, alternative fuel such as natural gas currently cannot be readily obtained by consumers for motor vehicle use, and only a small percentage of motor vehicles manufactured in 2002 was equipped to use alternative fuels. We cannot assure you that the markets for fuel cells or alternative fuel vehicles will gain broad acceptance or, if they do, that they will result in increased sales of our advanced fuel system products. In addition, we have designed many of our products for alternative fuel vehicles powered by both fuel cells and internal combustion engines, but not currently for other alternative power sources, such as electricity or alternate forms of existing fuels. If the major growth in the alternative fuel market relates solely to existing fuels, our revenue may not increase and may decline.

Our revenue depends to a great extent on our relationship with General Motors and General Motors’ commitment to the commercialization of the fuel cell and alternative fuel automotive OEM markets.

Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. Our business and results of operations would be materially adversely affected if General Motors were to terminate its relationship with us. Our ability to sell our products to the fuel cell and automotive OEM markets depends to a significant extent upon General Motors’ and its partners’ worldwide sales and distribution network and service capabilities. Any change in strategy by General Motors with respect to fuel cells or alternative fuels could harm our business by reducing or eliminating a substantial portion of our sales, whether as a result of market, economic or competitive pressures, including any decision by General Motors:

•	to alter its commitment to our fuel storage, fuel delivery and electronic control technology in favor of other competing technologies;

•	to exit the automotive OEM alternative fuel market;

•	to develop fuel cells or alternative fuel systems targeted at different application markets than ours; or

•	to focus on different energy product solutions.

In addition, pursuant to our agreement with General Motors, we are required to spend $4.0 million annually on joint research and development projects directed by General Motors over a ten-year term commencing July 2002. While this commitment was waived by General Motors for calendar year 2002, there is no assurance that this commitment will be waived in the future. This annual commitment could be financially burdensome or may impact our ability to achieve profitability in the future. Where intellectual property is developed pursuant to this alliance, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

Our revenue is highly concentrated among a small number of customers.

A large percentage of our revenue is typically derived from a small number of customers, and we expect this trend to continue. In particular, during the fiscal year ended April 30, 2003 and the quarter ended July 31, 2003, revenue related to sales of our products to and contracts with General Motors and its affiliates represented approximately 59% and 34%, respectively, of our total revenue for those periods. Similarly, during the fiscal year ended April 30, 2003 and the quarter ended July 31, 2003, revenue related to sales of our products to Toyota Motor Corporation and its affiliates represented approximately 24% and 46%, respectively, of our total revenue for those periods. Furthermore, our arrangements generally are non-exclusive, have no volume commitments and are often done on a purchase-order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenue. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from our customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

We have a history of operating losses and negative cash flow and anticipate that we will continue to incur operating losses for the foreseeable future.

We have a history of operating losses and negative cash flow. If we fail to achieve and to maintain profitability in the future, investors could lose confidence in the value of our common stock, which could cause it to decline. We have spent significant funds to date to develop and to refine our technologies and services. If we are unable to execute our strategy to become profitable, the price of our common stock could be negatively affected. We expect to continue to make significant investments in product development to achieve commercialization of our products. As a result of these factors, to achieve profitability we will need, among other matters, to increase our customer base and to increase the amount of our products and services purchased by our customers. We cannot assure you that we will be able to increase our revenue or operating efficiencies in this manner or otherwise achieve and maintain profitability. Because we expect to continue to invest in research and development, this investment could outpace revenue growth, which would hinder our ability to achieve and maintain profitability. If we are unable to achieve and maintain profitability, our stock price would be materially adversely affected.

We may never be able to introduce commercially viable fuel cell products and systems.

We do not know whether or when we will successfully introduce commercially viable fuel storage, fuel delivery or electronic control products for the fuel cell market. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing efforts to decrease the costs of these systems, improve their overall reliability and efficiency, and ensure their safety. However, we must complete substantial additional research and development on these systems before we can introduce commercially viable fuel cell products and systems. Even if we are able to do so, these efforts will still depend upon the success of other companies in producing related and necessary products for use in conjunction with commercially viable fuel cells.

A mass market for fuel cell products and systems may never develop or may take longer to develop than anticipated.

Fuel cell systems represent emerging technologies, and we do not know whether consumers will adopt these technologies on a large scale or whether OEMs will incorporate these technologies into their products. In particular, if a mass market fails to develop or develops more slowly than anticipated for fuel cell powered transportation and power generation applications, we may be unable to recover the expenditures incurred to develop our fuel cell products and systems and may be unable to achieve or maintain profitability, any of which could negatively impact our business. Many factors that are beyond our control may have a negative effect on the development of a mass market for fuel cells and our fuel cell products and systems. These factors include the following:

•	the cost competitiveness and physical size of fuel cell systems and “balance of plant” components;

•	the availability, future costs and safety of hydrogen, natural gas or other potential fuel cell fuels;

•	consumer reluctance to adopt fuel cell or alternative fuel products;

•	government funding and support for the development of fuel cell vehicles and hydrogen fuel infrastructure;

•	OEM reluctance to replace current technology;

•	consumer perceptions of fuel cell systems;

•	regulatory requirements; and

•	the emergence of newer, breakthrough technologies and products within the fuel cell industry.

Our ability to design and manufacture fuel cell products and systems that can be integrated into the products of OEMs will be critical to our business.

We currently offer integrated alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in fuel cells or other alternative fuel applications. Customers for these systems require that these products meet strict OEM standards that vary by jurisdiction. Compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our business, results of operations and financial condition. If we fail to meet OEM specifications on a timely basis, existing or future relationships with OEMs may be harmed, which would have a material adverse effect on our business, results of operations and financial condition.

To be commercially viable, our fuel cell products and systems must be integrated into products manufactured by OEMs. We can offer no assurance that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our fuel cell products and systems. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our fuel cell products and systems and our business, results of operations and financial condition.

We depend on relationships with strategic partners, and the terms and enforceability of many of these relationships are not certain.

We have entered into relationships with strategic partners for design, product development and distribution of our existing products, and products under development, some of which may not have been documented by a definitive agreement. Where definitive agreements govern the relationships between us and our partners, the terms and conditions of many of these agreements allow for termination by the partners. Termination of any of these agreements could adversely affect our ability to design, develop and distribute these products to the marketplace. In many cases, these strategic relationships are governed by a memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship.

We currently face and will continue to face significant competition.

Our products face and will continue to face significant competition. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater resources, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. As the fuel cell has the potential to replace existing power sources, competition for fuel cell products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies. Increases in the market for alternative fueled vehicles may cause OEMs to find it advantageous to develop and produce their own fuel management equipment rather than to purchase the equipment from us. In addition, greater acceptance of alternative fuel engines or fuel cells may result in new competitors. Additionally, there are competitors working on developing other fuel cell technologies in our targeted markets. A large number of corporations, national laboratories and universities in the United States, Canada, Europe and Japan possess fuel cell technology and/or are actively engaged in the development and manufacture of fuel cells. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on our position in the industry and our business, results of operations and financial condition. Many of our competitors have financial resources, customer bases, businesses or other resources which give them significant competitive advantages.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Our failure to protect our existing intellectual property rights may result in the loss of exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, and/or be enjoined from using such intellectual property.

We have not conducted formal evaluations to confirm that our technology and products do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our technology and products do not or will not infringe upon the intellectual property rights of third parties. If such infringement were to occur, our development, manufacturing, sales and distribution of such technology or products may be disrupted.

We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any of the patents filed by us or other patents that third parties license to us will not be invalidated (especially in light of the potentially adverse implications of our abandoned reissue application and agreement with Dynetek Industries Ltd. in which we agreed not to assert claims with respect to our in-tank regulator patent), circumvented, challenged, rendered unenforceable, or licensed to others or any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized trademark applications in foreign countries to register our marks because of their familiarity with our business in the United States.

Some of our proprietary intellectual property is not protected by any patent or patent application and despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization.

Our process to assess and evaluate inventions that may be made by our employees may not be adequate. As a result, there may be technical advances made by us that are not recognized as inventions, and therefore the ability to protect such inventions may be lost. We generally seek to protect such proprietary intellectual property in part by confidentiality agreements and, if applicable, inventors’ rights agreements with strategic partners and employees, although such agreements have not been put in place in every instance and we cannot guarantee that such agreements adequately protect our trade secrets and other intellectual property or proprietary rights. In addition, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our solutions or technologies, particularly in respect of officers and employees who are no longer employed by us or in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect the business of the company.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement by our competitors. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights or we may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

We have limited experience manufacturing fuel cell systems on a commercial basis.

To date, we have focused primarily on research and development in the fuel cell industry and have limited experience manufacturing fuel cell systems on a commercial basis. In order to produce fuel cell systems at affordable prices, we will have to make fuel cell systems through high volume automated processes. We do not know whether we will be able to develop efficient, automated, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards, or production volumes required to successfully mass market our fuel cell systems. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedules or to satisfy the requirements of customers. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on third party suppliers for the supply of materials and components for our products.

A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture fuel cells and fuel cell systems. In particular, a delay in the delivery of high-strength fiber from our current supplier or a change to another supplier would result in a delay of the production of our products, which could negatively impact our business, results of operations and financial condition. While we do not anticipate significant near or long-term shortages in the supply of these materials, such shortages could adversely affect our ability to produce commercially viable fuel cell systems or could significantly raise our cost of producing our products.

We may be required to indemnify IMPCO for taxes arising in connection with our spin-off from IMPCO, and the tax characteristics of the spin-off may interfere with our ability to engage in desirable strategic transactions and to issue equity securities.

Unless Section 355(e) of the Internal Revenue Code applies to our spin-off from IMPCO, the spin-off will be tax-free to IMPCO under Section 355 of the Internal Revenue Code. Although IMPCO received an opinion of counsel to the effect that the spin-off will qualify under Section 355, the opinion is subject to certain representations made by us. While we are not aware of any facts or circumstances that would cause any of those representations to be untrue, if, as a result, the spin-off is taxable to IMPCO, we must indemnify IMPCO for any resulting taxes, penalties and interest. No assurance can be given that we will not be liable to IMPCO if the spin-off fails to qualify under Section 355 of the Internal Revenue Code.

Even if the spin-off qualifies under Section 355 of the Internal Revenue Code, it will be taxable to IMPCO if Section 355(e) of the Internal Revenue Code applies to the spin-off. Section 355(e) will apply if 50% or more of IMPCO stock or our stock, by vote or value, is acquired by one or more persons, other than IMPCO’s historic stockholders who received our common stock in the spin-off, acting pursuant to a plan or series of related transactions that includes the spin-off. Any shares of our stock acquired directly or indirectly within two years before or after the spin-off generally are presumed to be part of such a plan. To prevent applicability of Section 355(e), except with respect to our initial public offering or issuance of Series A or Series B common stock to General Motors, we have agreed that, until three years after the spin-off, we would not take any of the following actions unless prior to taking such action we have obtained a written opinion of a law firm or a ruling from the Internal Revenue Service to the effect that such action will not cause the spin-off to be taxable to IMPCO:

•	merge or consolidate with another corporation;

•	liquidate or partially liquidate;

•	sell or transfer all or substantially all of our assets;

•	redeem or repurchase our stock (except in certain limited circumstances); or

•	take any other action which could reasonably be expected to cause Section 355(e) to apply to the spin-off.

To satisfy this requirement, we expect to receive an opinion of counsel to the effect that this offering will not cause the spin-off to be taxable to IMPCO. However, the opinion is subject to certain representations made by us. Furthermore, regardless of whether we obtain an opinion or ruling described above, we must indemnify IMPCO if Section 355(e) of the Internal Revenue Code applies to the spin-off because of any action or omission by us. In the event that we were liable to IMPCO, the payment would have a substantial and material adverse effect on our business, financial position and results of operations. This obligation may also discourage, delay or prevent a merger, change of control, or other strategic or capital raising transaction involving our outstanding equity or issuance of equity securities. If we cannot engage in equity financing transactions because of these constraints, we may not be able to fund our working capital, capital expenditure and research and development requirements, as well as make other investments.

Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us. In addition, substantial uncertainty exists as to the scope of Section 355(e) of the Internal Revenue Code, and we and our stockholders have undertaken, contemplate undertaking or may otherwise undertake in the future transactions which may cause Section 355(e) to apply to the spin-off. Accordingly, we cannot assure you that we will not be liable to IMPCO for taxes, penalties and interest if Section 355(e) of the Internal Revenue Code applies to the spin-off.

We may need to raise additional capital in the future to achieve commercialization of our products and technologies and to develop facilities for mass production of these products.

Our future cash requirements will depend on numerous factors, including completion of our product development activities, our ability to commercialize our fuel cells and fuel cell systems and market acceptance of our products. We expect to devote substantial capital resources to continue development programs and develop a manufacturing infrastructure for our products. We anticipate that we may need to raise additional funds to achieve commercialization of our products and to develop facilities for mass production of those products. We do not know whether we will be able to secure additional funding on terms acceptable to us, if at all. If additional funds are raised through the issuance of equity securities or additional acquisitions of entities with cash reserves, the percentage ownership of our then current stockholders will be reduced. In addition, pursuant to restrictions in our agreement with General Motors, we will generally need General Motors’ consent prior to issuing our capital stock in a private placement, and we can provide no assurances that such consent can be obtained. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to limit operations in a manner inconsistent with our development and commercialization plans, which could adversely affect operations in future periods.

We may not meet our product development and commercialization milestones.

We have product development programs that are in the pre-commercial stage. The success of each product development program is highly dependent on the correct interpretation by us of commercial market requirements, and translating those requirements into applicable product specifications and appropriate development milestones. If we have misinterpreted market requirements or the requirements of the market change, this could result in the development of a product that does not meet the cost and performance requirements for a successful commercial product. In addition, if we do not meet the required development milestones, our commercialization schedules could be delayed which could result in potential purchasers of these products declining to purchase additional systems or choosing to purchase alternative technologies. Delayed commercialization schedules may also impact our cash flow, which could require increased funding.

Our business could suffer if we fail to attract and maintain key personnel.

Our future depends, in part, on our ability to attract and retain key personnel. In addition, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we may experience difficulty in identifying and hiring qualified engineers in many areas of our business. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. We do not maintain a key person life insurance policy on our chief executive officer, our chief financial officer or any other officer. The loss of the services of one or more of our senior executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise materially harm our business, results of operations and financial condition.

We may be affected by skilled labor shortages and labor disputes.

We require experienced engineers, technicians and machinists to conduct our business. No assurance can be given that the supply of these skilled persons will always be adequate to meet our requirements or that we will be able to attract an adequate number of skilled persons.

Labor disputes could occur at OEM facilities, which may affect our business. As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. Labor unions represent most of the labor forces at OEM facilities. Labor disputes could occur at OEM facilities, which could adversely impact our direct OEM product sales.

We may be subject to warranty claims and our provision for warranty costs may not be sufficient.

We may be subject to increased warranty claims due to longer warranty periods. In response to consumer demand, vehicle manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products. As a consequence, these manufacturers require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

Our insurance may not be sufficient.

We carry insurance that we consider adequate having regard to the nature of the covered risks and the costs of coverage. We are not fully insured against all possible risks, nor are all such risks insurable.

Users of gaseous alternative fueled or fuel cell powered vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products.

Vehicles and equipment powered by gaseous alternative fuels run primarily on natural gas or propane. Fuel cells run on hydrogen or fuels containing hydrogen. Gasoline requires the development of additional technologies for its use with fuel cells, namely reformation. The construction of a distribution system to deliver natural gas, propane or hydrogen, or a suitable fuel containing hydrogen, will require significant investment by third parties. We are relying on third parties, most of which are committed to the existing gasoline infrastructure, to build this infrastructure. If these parties build a fuel distribution infrastructure, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than users are willing to pay. In addition, an adequate fuel distribution infrastructure may not be adopted. If users cannot obtain fuel conveniently or affordably, a mass market for vehicles and equipment powered by gaseous alternative fuels or fuel cells is unlikely to develop.

Our ability to attract customers and sell products successfully in the alternative fuel industry also depends, in part, on the existence of a price disparity between liquid fuels, such as petroleum and gasoline, and gaseous fuels, such as propane and natural gas. This price disparity may not continue. Should this disparity narrow or disappear, it could adversely affect the demand for our products.

Our business may be subject to product liability claims or product recalls, which could be expensive and could result in a diversion of management’s attention.

The automotive industry experiences significant product liability claims. As a supplier of products and systems to automotive OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the transportation industry entails a high risk of these claims. In addition, we may be required to participate in recalls involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Our other products may also be subject to product liability claims or recalls. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our business may become subject to future product certification regulations, which may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the U.S. Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products, civil penalties or criminal penalties.

We anticipate that regulatory bodies will establish certification procedures and impose regulations on fuel cell enabling technologies, which may impair our ability to distribute, install and service these systems. Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our business, results of operations and financial condition.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. There are a range of other technologies that could compete with fuel cell or alternative fuel technologies on which our automotive OEM business is currently focused, including electric and hybrid vehicles, and methanol-based fuel cell vehicles that require fuel reformation. Our success depends upon our ability to design, develop and market new or modified fuel cell products and systems, as well as fuel storage, fuel delivery and electronic control products for fuel cells and internal combustion engines. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

Changes in environmental policies could hurt the market for our products.

The market for alternative fuel and fuel cell vehicles and equipment, and the demand for our products are driven, to a significant degree, by local, state and federal regulations that relate to air quality, greenhouse gases and pollutants and require the purchase of motor vehicles and equipment operating on alternative fuels or fuel cells. Similarly, foreign governmental regulations also affect our international business. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning or delaying their interest in alternative fueled and fuel cell powered vehicles or equipment. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt additional environmental laws could limit the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, and fuel cells in particular, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenue or the development of our products.

The development of uniform codes and standards for hydrogen fuel cell vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

All fuels, including hydrogen, pose significant safety hazards and hydrogen vehicles have not yet been widely used under “real-world” driving conditions. The establishment of appropriate codes and standards is required to ensure that certain characteristics of hydrogen are addressed and that hydrogen fuels are handled in a safe manner, thereby ensuring that the fuel is safe to use by the car-driving public.

The development of fuel cell and hydrogen fuel applicable standards is being undertaken by numerous organizations, including the American National Standards Institute, the American Society of Mechanical Engineers, the European Integrated Hydrogen Project, the International Code Council, the International Standards Organization, the National Fire Protection Association, the National Hydrogen Association, the Society of Automotive Engineers, the Canadian Standards Association, the American National Standards Institute and the International Electrotechnical Commission. Given the number of organizations pursuing hydrogen and fuel cell codes and standards, it is not clear whether universally accepted codes and standards will result and, if so, when.

Although many organizations have identified as a significant priority the development of codes and standards, we cannot assure you that any resulting codes and standards would not materially affect our revenue or the commercialization of our products.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile.

Prior to July 2002, there was no trading market for our common stock. Since our common stock began trading in July 2002, the market price and trading volume for our common stock has been volatile. The market price of our common stock could continue to fluctuate significantly for many reasons, including in response to the risk factors listed in this prospectus or for reasons unrelated to our specific performance. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the market price and trading volume of our common stock. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our businesses, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.

Investors will be relying on our management’s judgment regarding the use of proceeds from this offering.

Our management will have broad discretion with respect to the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. The failure of management to spend these proceeds effectively could harm our financial condition and result in lost business opportunities. Pending any specific use of the proceeds from this offering, we plan to invest in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return.

Provisions of Delaware law and of our charter and bylaws may make a takeover or change in control more difficult.

Provisions in our charter and bylaws and of Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors may oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. Our charter and bylaws contain the following types of provisions:

•	establishing a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year;

•	reserving to the board of directors the exclusive right to change the number of directors and fill vacancies on the board of directors, which could make it more difficult for a third party to obtain control of the board of directors;

•	authorizing the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control;

•	establishing advance notice requirements for director nominations or other proposals at stockholder meetings;

•	prohibiting stockholder action by written consent, which could delay a third party from pursuing an acquisition; and

•	requiring the affirmative vote of holders of at least two-thirds of the outstanding voting stock to amend certain provisions in our charter or bylaws, and requiring the affirmative vote of 80% of the outstanding voting stock to amend certain other provisions of our charter or bylaws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and our board of directors.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

New investors will suffer immediate and substantial dilution in the net tangible book value of the common stock they purchase.

Prior investors have paid substantially less per share than the price per share in this offering. The price per share in this offering is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. As a result, investors purchasing common stock in this offering at an assumed offering price of $7.40 per share, will incur immediate dilution of approximately $4.89  per share if we sell all of the shares offered pursuant to this prospectus (excluding the underwriters’ over-allotment). An additional result of this dilution is that investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares in the event of a liquidation. Any exercise of outstanding stock options or warrants, as well as any future equity issuances, may result in further dilution to investors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to our plans, objectives, expectations, and future economic performance, or the assumption underlying or relating thereto, including but not limited to statements regarding our strategy, competition, development plans (including cost and timing), revenue, operation, the development and growth of any commercial market for our products, our relationships with General Motors and other strategic partners, the development of industry standards, regulation, intellectual property and the tax-free nature of our spin-off from IMPCO. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” or “continue,” the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference.

All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus. We assume no obligation to update any forward-looking statement.

We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor the underwriters represent that any such information is accurate.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 7,000,000 shares of common stock we are offering at an assumed public offering price of $7.40 per share will be approximately $48.4 million, or approximately $55.7 million if the underwriters exercise their over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including working capital, capital expenditures, investments in product development, expansion of sales and marketing activities, and other corporate expenses. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that complement our business. We currently have no commitments or agreements to make any acquisitions or investments. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. Pending the use of the net proceeds of this offering, we intend to invest these funds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on the Nasdaq National Market under the symbol “QTWW” since July 23, 2002. Our Series B common stock is not publicly traded. Prior to our spin-off from IMPCO, from July 11, 2002 though July 22, 2002, our common stock traded on a “when-issued” basis on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low daily sales prices for our common stock as reported on the Nasdaq National Market:

	High	Low
Fiscal Year Ended April 30, 2003:
First Quarter (commencing July 11, 2002)	$6.05	$3.20
Second Quarter	5.95	0.90
Third Quarter	3.90	1.95
Fourth Quarter	3.19	1.92
Fiscal Year Ending April 30, 2004:
First Quarter	3.26	1.93
Second Quarter (through September 15, 2003)	7.65	2.90

On September 25, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $7.40 per share. As of September 15, 2003, there were approximately 521 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of July 31, 2003:

•	on an actual basis; and

•	as adjusted to reflect the receipt of the estimated net proceeds from the sale of 7,000,000 shares of common stock offered hereby at an assumed public offering price of $7.40 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	July 31, 2003
	Actual	As Adjusted
Cash and cash equivalents	$11,255,784	$59,682,784

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 20,000,000 shares authorized; 0 shares issued	$—	$—
Series A common stock, par value $0.001 per share, 12,000,000 shares authorized; 0 shares issued and outstanding, actual and as adjusted	—	—
Series B common stock, par value $0.001 per share, 6,000,000 shares authorized; 999,969 shares issued and outstanding	1,000	1,000
Common stock, $0.001 par value, 42,000,000 shares authorized; 21,680,475 shares issued and outstanding actual; 28,680,475 shares issued and outstanding as adjusted	21,680	28,680
Additional paid-in capital	56,327,498	104,747,498
Accumulated deficit	(15,278,131)	(15,278,131)

Total capitalization	$41,072,047	$89,499,047

The preceding table does not include:

•	400,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.65 per share;

•	2,716,872 shares of common stock subject to outstanding options as of September 15, 2003 at a weighted average exercise price of $3.79 per share; and

•	1,061,597 additional shares, plus annual increases, available for future grant under our 2002 Stock Incentive Plan.

This information should be read in conjunction with our financial statements and related notes included elsewhere or incorporated in this prospectus.

DILUTION

Our pro forma net tangible book value as of July 31, 2003 was approximately $26.2 million, or $1.15 per share. Pro forma net tangible book value per share is determined by dividing the pro forma number of outstanding shares of our common stock into our net tangible book value, which is our total tangible assets less total liabilities. Giving effect to our receipt of the estimated net proceeds from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of July 31, 2003 would have been approximately $74.6 million, or $2.51 per share. This represents an immediate increase in pro forma net tangible book value of $1.36 per share to existing stockholders, and an immediate dilution in pro forma net tangible book value of $4.89 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates the per share dilution:

Assumed public offering price per share		$7.40
Pro forma net tangible book value per share as of July 31, 2003	$1.15
Increase per share attributable to new investors	1.36

Pro forma net tangible book value per share after this offering		2.51

Dilution per share to new investors		$4.89

The discussion and table above assumes no exercise of outstanding options or warrants. As of September 15, 2003, there were 2,716,872 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.79 per share, and 1,061,597 shares available for future grant or issuance under our 2002 Stock Incentive Plan. As of September 15, 2003, there were also 400,000 shares of common stock issuable at a weighted average exercise price of $5.65 per share pursuant to outstanding warrants. To the extent that these options and warrants are exercised, there will be further dilution to new investors. For more information regarding outstanding stock options and warrants, please see Note 11 of the notes to the financial statements included elsewhere in this prospectus.

SELECTED FINANCIAL DATA

The following table summarizes certain historical financial information at the dates and for the periods indicated prepared in accordance with accounting principles generally accepted in the United States. The statement of operations data for the years ended April 30, 2001, 2002 and 2003 and the balance sheet data as of April 30, 2002 and 2003 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended April 30, 1999 and 2000 and the balance sheet data as of April 30, 1999, 2000 and 2001 have been derived from audited financial statements not included in this prospectus. Interim results for the periods ended July 31, 2002 and 2003 and the balance sheet data as of July 31, 2003 are derived from our unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our results of operations as of and for the relevant periods. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto, which are included elsewhere in this prospectus.

	Year Ended April 30,					Three Months Ended July 31,
	1999	2000	2001	2002	2003	2002	2003
	(in thousands, except per share amounts)					(unaudited)
Statement of Operations Data:
Net revenue:
Product sales	$13,456	$13,057	$15,447	$15,517	$15,833	$2,823	$6,550
Contract revenue	11,013	9,284	7,911	7,886	7,806	1,795	1,328
Total revenue	24,469	22,341	23,358	23,403	23,639	4,619	7,878
Cost and expenses:
Cost of product sales	15,347	15,081	19,452	25,581	18,471	3,641	4,373
Research and development	8,902	12,956	26,687	32,657	14,255	3,225	3,108
Selling, general and administrative	3,713	4,939	7,459	8,063	9,249	2,311	2,155
Operating loss	(3,493)	(10,635)	(30,240)	(42,898)	(18,336)	(4,559)	(1,758)
Interest expense (income), net	—	—	4	489	114	96	(26)
Other income (expense), net	—	—	—	10	254	(400)	—
Provision for income tax	—	—	—	1	1	—	36
Net loss	$(3,493)	$(10,635)	$(30,244)	$(43,378)	$(18,197)	$(5,055)	$(1,768)

Basic and diluted loss per share	—	—	—	$(3.07)	$(1.00)	$(0.35)	$(0.08)
Weighted average number of shares outstanding – basic and diluted(1)	—	—	—	14,142	18,153	14,451	22,680

	April 30,					July 31,
	1999	2000	2001	2002	2003	2003
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$—	$2	$4	$177	$11,539	$11,256
Working capital	11,545	14,364	11,338	(3,375)	15,500	16,024
Total assets	18,597	23,399	32,815	28,159	50,952	47,900
Long-term obligations, less current portion	—	—	183	127	—	—
Total equity	15,866	19,357	23,992	10,271	42,950	41,072

(1)	See Note 10 of the notes to the financial statements included elsewhere in this prospectus for an explanation of the method used to determine the number of shares used to compute the net loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations together with the financial statements and related notes included elsewhere or incorporated in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, manufacture and supply integrated fuel systems to OEMs for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, stationary and portable power generation, and hydrogen refueling products for the infrastructure to support fuel cell vehicles. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from internal combustion engines and fuel cell systems.

We supply our advanced gaseous fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 16,500 fuel systems for alternative fuel vehicles, primarily to General Motors, which in turn has sold substantially all of those vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

We classify our business operations into four reporting segments: the Alternative Fuels division, Fuel Cell Systems division, Advanced Research & Product Development and Corporate Expenses. The Alternative Fuels division generates revenue through the sale of compressed natural gas (“CNG”) and propane (“LPG”) fuel storage, fuel delivery and electronic control systems to OEMs, primarily General Motors, and the installation of our products into OEM vehicles. The Alternative Fuels division also generates contract revenue by providing engineering design and support to OEMs so that our fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their alternative fuel vehicles. The Fuel Cell Systems division generates revenue through the sale of compressed hydrogen storage, fuel delivery and electronic control systems to OEMs and the installation of our products into OEM fuel cell vehicles and hydrogen refueling systems. The Fuel Cell Systems division also generates contract revenue by providing engineering design and support to OEMs so that their fuel storage, fuel delivery and electronic control systems integrate and operate with certain of our fuel cell applications. The Fuel Cell Systems division was established as a new segment beginning in the first quarter of fiscal year 2003, and prior year amounts have been restated to reflect the new presentation. The chief operating decision maker allocates resources and tracks performance by each of the four reporting segments. The change in reporting aligns revenue and costs of sales from fuel cell development contracts with the research and development of fuel cell applications. Previously, all revenue and related cost of sales were reported in the Alternative Fuels segment. The Fuel Cell Systems division also now includes the research and development directly attributed to fuel cell applications. Previously, these expenses were reported in the Research and Development segment, which has now been changed to Advanced Research & Product Development.

For the fiscal years ended April 30, 2001, 2002 and 2003 and the three months ended July 31, 2003, revenue related to sales of our products to and contracts with General Motors and its affiliates represented 98.7%, 79.9%, 58.9% and 33.6%, respectively, of our total revenue for those periods. For the fiscal year ended April 30, 2003 and the three months ended July 31, 2003, revenue related to sales of our products to and contracts with Toyota Motor Corporation represented 24.2% and 45.9%, respectively, of our total revenue for those periods.

We recognize revenue for product sales when goods are shipped in accordance with our shipping terms and collectability is reasonably assured. Contract revenue is recognized based on the percentage of completion method. Corporate Expenses represents a sub-category of selling, general and administrative expense. Corporate Expenses consist of general and administrative expense incurred at the corporate level.

We expense all research and development when incurred. Research and development expense includes both customer-funded research and development and company-sponsored research and development. For segment reporting purposes, research and development expense is allocated to the Alternative Fuels and Fuel Cell Systems segments when the expense can be identified with those segments. Advanced Research & Product Development is a sub-category of research and development expense and represents company-sponsored research and development that is not allocated to the Alternative Fuels or Fuel Cell Systems reporting segments. Customer-funded research and development consists primarily of expenses associated with contract revenue. These expenses include application development costs we funded under customer contracts. We will continue to require significant research and development expenditures over the next several years in order to commercialize our products for fuel cell applications.

General Motors Relationship

Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. We believe that our strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, Quantum and General Motors co-develop technologies that are designed to accelerate the commercialization of fuel cell applications. Additionally, General Motors endorses Quantum as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls. This strategic alliance expands the relationship that has been in place between General Motors and Quantum (as IMPCO’s Automotive OEM Division) since 1993, through which we provide integrated natural gas and propane fuel systems for General Motors’ alternative fuel vehicle products.

In connection with our strategic alliance, immediately following our spin-off from IMPCO, we issued to General Motors an aggregate of 3,513,439 shares of our Series A common stock, representing 19.9% of our total outstanding equity following such issuance, for consideration of a nominal cash contribution and access to certain of General Motors’ proprietary information. Under the alliance, we have committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of our fuel cell related products. While this commitment was waived by General Motors for calendar year 2002, there is no assurance that this commitment will be waived in the future. Each party retains the ownership of its existing technology and jointly owns technology that is jointly created under the alliance. We are free to use jointly created technologies in certain aspects of our business but are required to share with General Motors revenue from fuel cell system-related products that are sold to General Motors or third parties.

Pursuant to the terms of our amended and restated certificate of incorporation, upon the completion of our January 2003 public offering, all of the outstanding 3,513,439 shares of Series A common stock held by General Motors converted on a one-for-one basis into Quantum common stock. We also issued an additional 999,969 shares of our non-voting Series B common stock to General Motors pursuant to General Motors’ anti-dilution rights. As a result of the conversion of the Series A common stock, General Motors no longer has anti-dilution rights.

We recorded the value of the shares issued to General Motors as an intangible asset at fair market value on the date of their respective issuance. We will amortize this intangible asset over the ten-year term of the strategic alliance with General Motors, subject to periodic evaluations for impairment.

Separation from IMPCO

We were incorporated under the laws of the State of Delaware on October 13, 2000, as a wholly-owned subsidiary of IMPCO. IMPCO conducted our business through various departments, first as a division (the

Automotive OEM Division) and most recently as a subsidiary (Quantum Fuel Systems Technologies Worldwide, Inc.). On July 23, 2002, IMPCO completed the distribution and spin-off of our company by distributing to IMPCO stockholders one share of Quantum common stock for every share of IMPCO common stock held on the record date, which was July 5, 2002. Prior to the distribution, we entered into several agreements with IMPCO with respect to, among other things, intellectual property, interim services and a number of ongoing commercial  relationships. The interim services agreement provided for specified charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. The pricing terms for goods and services covered by the commercial agreements reflected negotiated prices.

Our historical financial statements include allocations of certain of IMPCO corporate headquarters’ assets, liabilities and expenses relating to our business operations that were transferred from IMPCO in connection with the spin-off. General corporate overhead has been allocated either based on the ratio of our headcount to IMPCO’s total headcount, on our revenue as a percentage of IMPCO’s total revenue, or specifically identified costs. General corporate overhead primarily includes salary and expenses for executive management, finance, legal, human resources, information services and investor relations departments and amounted to approximately $3,117,000, $3,209,000 and $0 in 2001, 2002 and 2003, respectively. As a result of the spin-off, we now perform these functions using our own resources or purchased services.

Our financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the business transferred to us from IMPCO as part of the distribution. The financial information included herein, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods prior to fiscal year 2003.

Income Taxes

Income taxes were calculated as if we filed separate tax returns through the date of the spin-off. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed as a stand-alone company.

Combination with Global Thermoelectric

On April 8, 2003, we entered into a Combination Agreement with Global Thermoelectric Inc. (“Global”) to combine Global with our company in a share-for-share exchange pursuant to a Plan of Arrangement to be submitted to the Court of Queen’s Bench of Alberta, Canada for approval. On July 14, 2003, Global announced that it had received a competing proposal from FuelCell Energy, Inc (“FuelCell”). On July 31, 2003, upon reviewing the terms of the competing proposal and after full consideration of the possible alternative terms that could have been offered by us, our board of directors concluded that it was not in the best interest of Quantum or its stockholders to propose any adjustments or improvements to the terms and conditions of the transaction contemplated by the Combination Agreement between us and Global. On August 4, 2003, we announced that Global had terminated the Combination Agreement with us as a result of the proposed combination between Global and FuelCell. As a result of the termination of the Combination Agreement, we received a $2,000,000 break-up fee from Global on August 4, 2003. This fee was netted against the accumulated transaction costs of approximately $2,127,000, which resulted in a $127,000 charge to earnings during the period ended July 31, 2003.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are included elsewhere in this prospectus. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, inventories, our intangible asset, warranty and recall obligations, long-term service contracts, and contingencies and litigation, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

•	We recognize revenue and profit as work progresses on long-term, fixed price contracts for product application development using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method because we can make reasonably dependable estimates of the revenue and costs applicable to various stages of a contract. Recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known.

•	We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

•	We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

•	We conduct a major portion of our business with a limited number of customers. For the past three years and for the foreseeable future, General Motors (and subsidiaries of General Motors) has represented and is expected to continue to represent a significant portion of our sales and outstanding accounts receivable. Credit is extended based upon an evaluation of each customer’s financial condition, with terms consistent with those present throughout the industry. Typically, we do not require collateral from customers. We have recorded an allowance for uncollectible accounts receivable based on past experience and certain circumstances surrounding the composition of total accounts receivable. To the extent we increase this allowance in a period, we must include an expense in the statement of operations. If commercial conditions differ from management’s estimates, an additional write-off may be required.

•

As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimation of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Included in this assessment is the determination of the net operating loss carryforward that has resulted from our cumulative net operating loss since the spin-off. These differences result in a net deferred tax asset. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance due to uncertainties related to our ability to utilize the net deferred tax assets, primarily consisting of net operating losses and credits which may be carried forward, before they expire. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the recorded valuation allowance which could materially impact our financial position and results of operations. At July 31, 2003, our net deferred tax assets have been offset in full by a valuation allowance.

•	We evaluate our long-lived assets, particularly our intangible asset relating to the strategic alliance with General Motors, in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” We review our long-lived assets, which includes property, plant and equipment and identifiable finite-lived intangible assets, for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; significant negative industry or economic trends; and a significant decline in our stock price for a sustained period. An impairment would be recognized based on the difference between the fair value of the asset and its carrying value. Future events could cause us to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Results of Operations

Three Months Ended July 31, 2002 and 2003

Net revenue and operating income/(loss) for our business segments for the three months ended July 31, 2002 and 2003 were as follows:

	Revenue		Operating Income/(Loss)
	Three Months Ended July 31,		Three Months Ended July 31,
	2002	2003	2002	2003
	(in thousands)
Alternative Fuels	$3,464	$3,462	$(1,672)	$(916)
Fuel Cell Systems	1,154	4,416	(616)	1,264
Advanced Research & Product Development	—	—	(301)	(840)
Corporate Expenses (1)	—	—	(1,970)	(1,265)

Total	$4,618	$7,878	$(4,559)	$(1,757)

(1)	Represents corporate expenses not allocated to any of the reporting segments.

Net revenue increased $3.3 million, or 71.7%, from $4.6 million in the first quarter of fiscal year 2003 to $7.9 million in the first quarter of fiscal year 2004.

Operating losses decreased by $2.8 million, or 60.9%, from $4.6 million in the first quarter of fiscal year 2003 to $1.8 million in the first quarter of fiscal year 2004. The decrease in loss was attributable to a $0.8 million decrease in the operating loss of the Alternative Fuels segment, a $1.9 million decrease in operating loss for the Fuel Cell Systems segment, and a $0.7 million decrease in the loss of the Corporate Expenses segment, partially offset by a $0.5 million increase in the operating loss of the Advanced Research & Product Development segment.

Alternative Fuels.    Product sales for the Alternative Fuels segment remained flat at $2.8 million in the first quarter of fiscal year 2004. Product sales consist of sales associated with General Motors’ mid-size automobiles, pick-up trucks, and vans equipped with our bi-fuel and compressed natural gas fuel systems and General Motors’ medium duty trucks equipped with dedicated liquid propane gas kits. Product sales of GM pick-up trucks and midsize automobiles during the first quarter of fiscal year 2004 was higher than the first quarter of fiscal year

2003 primarily due to improved pricing on these platforms. This increase was offset by the discontinuation of the General Motors van and medium duty truck platforms during the third quarter of fiscal year 2003.

Cost of product sales decreased $0.9 million, or 24.3%, from $3.7 million in the first quarter of fiscal year 2003 to $2.8 million in the first quarter of fiscal year 2004. The decrease in cost of product sales was due to a $0.7 million decrease in material costs related to lower unit sales as a result of the discontinuation of two platforms and a $0.2 million decrease in manufacturing overhead and other costs.

Gross profits on product sales increased $0.8 million, or 100.0%, from a negative $0.8 million in the first quarter of fiscal year 2003 to $0.0 million in the first quarter of fiscal year 2004, due to a 39.6% decrease in cost of product sales as a percentage of sales.

Contract revenue related to alternative fuels remained flat at $0.6 million in the first quarter of fiscal year 2004. Contract revenue from emissions testing, environmental testing and contract engine calibration services increased $0.4 million in the first quarter of fiscal year 2004. This increase was offset by a $0.4 million decrease in core contract revenue due to a decline in the number and scope of General Motors’ alternative fuel developmental programs and due to the fact that many of these contracts are model year rollover programs, which require less engineering time. Contract revenue is used primarily for system development and application engineering of our products under funded General Motors and other OEM contracts, and other funded contract work with state and federal agencies.

Research and development associated with cost of contract revenue included in our Alternative Fuels segment decreased $0.1 million, or 33.3%, from $0.3 million in the first quarter of fiscal year 2003 to $0.2 million in the first quarter of fiscal year 2004. The decrease is primarily due to higher margins related to the emissions testing, environmental testing and contract engine calibration services.

Internally funded research and development expense for the Alternative Fuels segment decreased by $0.4 million, or 44.4%, from $0.9 million in the first quarter of fiscal year 2003 to $0.5 million in the first quarter of fiscal year 2004.

Operating loss for the Alternative Fuels segment decreased by $0.8 million, or 47.1%, from $1.7 million in the first quarter of fiscal year 2003 to $0.9 million in the first quarter of fiscal year 2004. The decrease in loss was attributable to a $0.8 million decrease in negative gross profit on product sales and $0.5 million decrease in research and development expenses, partially offset by a $0.5 million increase in general and administrative expenses.

Fuel Cell Systems.    Revenue for the Fuel Cell Systems segment increased by $3.2 million, or 266.7%, from $1.2 million in the first quarter of fiscal year 2003 to $4.4 million in the first quarter of fiscal year 2004. Product sales were $3.7 million in the first quarter of fiscal year 2004. There were no fuel cell-related product sales during the first quarter of fiscal year 2003. Product sales consisted of sales associated with Toyota Motor Corporation’s fuel cell SUV and bus platforms equipped with our hydrogen fuel metering and fuel storage systems. These product sales contributed $2.2 million in gross profit during the first quarter of 2004.

Contract revenue for the Fuel Cell Systems segment decreased $0.4 million, or 36.4%, from $1.1 million in the first quarter of fiscal year 2003 to $0.7 million in the first quarter of fiscal year 2004. Contract revenue is used primarily for system development and application engineering of our products under funded OEM contracts, and other funded contract work with state and federal agencies.

Research and development expenses associated with cost of contract revenue included in our Fuel Cell Systems segment decreased $0.3 million, or 42.9%, from $0.7 million in the first quarter of fiscal year 2003 to $0.4 million in the first quarter of fiscal year 2004. The decrease is primarily due to higher utilization of resources on product commercialization efforts associated with engineering and product sales compared to the same period of fiscal year 2003.

Internally funded research and development expense for the Fuel Cell Systems segment increased by $0.1 million, or 9.1%, from $1.1 million in the first quarter of fiscal year 2003 to $1.2 million in the first quarter of fiscal year 2004.

Operating income for the Fuel Cell Systems segment increased by $1.9 million, or 316.7%, from a $0.6 million operating loss in the first quarter of fiscal year 2003 to $1.3 million in operating income for the first quarter of fiscal year 2004. This increase was attributable to a $2.2 million increase in gross profit from product sales, a $0.1 decrease in research and development expenses, partially offset by a $0.4 million decrease in contract revenue.

Advanced Research & Product Development.    Research and development expense increased by $0.5 million, or 166.7%, from $0.3 million in the first quarter of fiscal year 2003 to $0.8 million in the first quarter of fiscal year 2004. The increase is due to higher development costs to commercialize our injectors, advanced vehicle design and support costs.

Corporate Expenses.    Corporate expenses decreased by $0.7 million, or 35.0%, from $2.0 million in the first quarter of fiscal year 2003 to $1.3 million in the first quarter of fiscal year 2004. The decrease is primarily due to $0.6 million in non-recurring expenses experienced in the first quarter of fiscal year 2003 related to the spin-off from IMPCO.

Interest Expense (Income), Net.    During the first quarter of fiscal year 2004, we recorded approximately $26,000 in interest income. In the first quarter of fiscal year 2003, we had interest expense of $0.1 million from the loan outstanding under IMPCO’s credit facility.

Provision for Income Taxes.    Income tax expense increased due to a provision for international taxes in Korea. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. We expect that income tax expense for fiscal year 2004 will be approximately the same as fiscal year 2003 as we expect to continue to incur operating losses.

Years Ended April 30, 2002 and 2003

Net revenue and operating loss for our business for the years ended April 30, 2002 and 2003 were as follows:

	Revenue		Operating Loss
	Year Ended April 30,		Year Ended April 30,
	2002	2003	2002	2003
	(in thousands)
Alternative Fuels	$19,014	$13,772	$(17,942)	$(7,367)
Fuel Cell Systems	4,389	9,867	(12,943)	(1,471)
Advanced Research & Product Development	—	—	(8,804)	(2,428)
Corporate Expenses(1)	—	—	(3,209)	(7,070)

Total	$23,403	$23,639	$(42,898)	$(18,336)

(1)	Represents corporate expenses not allocated to any of the reporting segments.

Net revenue increased $0.2 million, or 0.9%, from $23.4 million in fiscal year 2002 to $23.6 million in fiscal year 2003. Operating losses decreased by $24.6 million, or 57.3%, from $42.9 million in fiscal year 2002 to $18.3 million in fiscal year 2003. The decrease in loss was attributable to a $10.6 million decrease in the operating loss of the Alternative Fuels segment, a $11.5 million decrease in operating loss for the Fuel Cell Systems segment, and a $6.4 million decrease in the operating loss of the Advanced Research & Product Development segment, partially offset by a $3.9 million increase in the operating loss of the Corporate Expenses segment.

Alternative Fuels.    Product sales decreased $4.3 million, or 27.7%, from $15.5 million in fiscal year 2002 to $11.2 million in fiscal year 2003. Product sales consist of sales associated with General Motors’ mid-size automobiles, pickup trucks, and vans equipped with our bi-fuel and CNG fuel systems and General Motors’ medium duty trucks equipped with dedicated liquid propane gas kits. The decrease in product sales for fiscal year 2003 was due to lower sales of General Motors’ midsize automobiles, medium duty trucks and vans, partially offset by higher sales of pickup trucks. The medium duty truck alternative fuel platform was discontinued for model year 2002 and the midsize automobile was negatively impacted by lower demand, particularly from government fleets.

Cost of product sales decreased $10.3 million, or 40.2%, from $25.6 million in fiscal year 2002 to $15.3 million in fiscal year 2003. The decrease in cost of product sales was due to a $2.5 million decrease in manufacturing overhead mainly due to cost reductions, a $3.9 million decrease in material costs related to the lower sales volume, and a $3.9 million decrease in direct labor and other indirect production costs, including warranty reserve, inventory obsolescence, and freight charges. A provision for inventory obsolescence is made for each model year based on inventory levels necessary to provide for future warranty and service parts, as well as for parts that cannot be transferred to the next model year program. During fiscal year 2003, we completed four model year 2002 platforms and determined at the time of completion that excess inventory remained and, therefore, recorded an additional provision of $1.0 million.

Gross profits on product sales increased $6.0 million, or 59.4%, from a negative $10.1 million in fiscal year 2002 to a negative $4.1 million in fiscal year 2003, due to a 32.5% decrease in cost of product sales as a percentage of sales. Although our sales of alternative fuel vehicles generate material gross margin, these sales still generate negative gross profits due to lower than anticipated General Motors production quantities not fully covering overhead costs.

Contract revenue related to alternative fuels application development programs decreased $0.9 million, or 25.7%, from $3.5 million in fiscal year 2002 to $2.6 million in fiscal year 2003. The decrease is due to a decline in the number and scope of General Motors’ alternative fuel developmental programs and due to the fact that many of these contracts are model year rollover programs which require less engineering time. Contract revenue is used primarily for system development and application engineering of our products under funded General Motors and other OEM contracts, and other funded contract work with state and federal agencies.

Research and development associated with cost of contract revenue included in the Alternative Fuels segment decreased $2.3 million, or 66.7%, from $3.6 million in fiscal year 2002 to $1.3 million in fiscal year 2003. The decrease is primarily due to the lower contract revenue, engineering efficiencies due to the model year rollover of the contracts and cost cutting measures instituted in the second and third quarters of fiscal year 2002.

Operating loss for the Alternative Fuels segment decreased by $10.6 million, or 58.7%, from $17.9 million in fiscal year 2002 to $7.4 million in fiscal year 2003. The decrease in loss was attributable to a $2.7 million decrease in research and development expenses, a $6.0 million decrease in negative gross profit on product sales, and a $3.0 million decrease in general and administrative expenses, which was partially offset by a $0.9 million decrease in contract revenue and a $0.2 million increase in sales and marketing expenses.

Fuel Cell Systems.    Revenue increased by $5.5 million, or 125.0%, from $4.4 million in fiscal year 2002 to $9.9 million in fiscal year 2003. Product sales were $4.7 million in fiscal year 2003. There were no product sales in this segment during fiscal year 2002. Product sales consisted of sales associated with Toyota Motor Corporation’s fuel cell SUV platform equipped with our hydrogen fuel metering and fuel storage systems. For fiscal year 2003, these product sales contributed $1.5 million in gross profit.

Contract revenue for the Fuel Cell Systems segment increased $0.8 million, or 18.2%, from $4.4 million in fiscal year 2002 to $5.2 million fiscal year 2003. The increase was due to our participation in new fuel cell system developmental programs for automotive OEM programs and hydrogen refueling systems. Contract revenue is used primarily for system development and application engineering of our products under funded OEM contracts, and other funded contract work with state and federal agencies.

Research and development associated with cost of contract revenue included in the Fuel Cell Systems segment increased $0.2 million, or 7.4%, from $2.7 million in fiscal year 2002 to $2.9 million in fiscal year 2003. The increase is primarily due to development efforts to support the customer-funded contracts.

Internally funded research and development expense for the Fuel Cell Systems segment decreased by $9.5 million, or 65.1%, from $14.6 million in fiscal year 2002 to $5.1 million in fiscal year 2003. The decrease in internally funded research and development primarily relates to a decrease in fuel storage, fuel delivery systems, and vehicle integration for fuel cell-related programs primarily due to cost cutting measures, and less significantly, to an increase in research and development funded under customer programs and a decrease in direct and indirect support costs. Internally funded research and development expense for the Fuel Cell Systems segment includes the amortization of our intangible asset. The amortization expense in fiscal year 2003 was approximately $1.2 million.

Operating loss for the Fuel Cell Systems segment decreased by $11.4 million, or 88.4%, from $12.9 million in fiscal year 2002 to $1.5 million in fiscal year 2003. The decrease in loss was attributable to a $9.2 million decrease in research and development expenses, a $1.5 million increase in gross profit on product sales, and a $0.8 million increase in contract revenue, partially offset by a $0.1 million increase in sales and marketing expenses.

Advanced Research & Product Development.    Advanced research and product development expense decreased by $6.4 million, or 72.7%, from $8.8 million in fiscal year 2002 to $2.4 million in fiscal year 2003. The decrease in research and development primarily relates to a decrease in advanced engineering for component development work and support costs for vehicle integration activities primarily due to cost cutting measures instituted in the third and fourth quarters of fiscal year 2002.

Corporate Expenses.    Corporate expenses increased by $3.9 million, or 121.9%, from $3.2 million in fiscal year 2002 to $7.1 million in fiscal year 2003. The fiscal year 2002 results reflect only the corporate allocation from IMPCO of $3.2 million for the fiscal year. The increase for fiscal year 2003 is due to additional corporate expenses necessary to support our business as a stand-alone company. In fiscal year 2002, we had expended more direct and indirect resources supporting research and development activities than on the traditional general and administrative support activities needed for a stand-alone company. In fiscal year 2003, we realigned these resources to support these more traditional general and administrative activities.

Interest Expense.    Interest expense decreased $0.4 million for fiscal year 2003 compared to fiscal year 2002. The decrease is due to a recapitalization of our company as a result of the spin-off from IMPCO.

Interest Income.    Interest income increased $0.1 million for fiscal year 2003 compared to fiscal year 2002. The increase is due to higher cash equivalent balances since the spin-off from IMPCO.

Provision for Income Taxes.    Income tax expense remained flat due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. We expect that income tax expense for fiscal year 2004 will be the same as fiscal year 2003 as we expect to continue to incur operating losses during fiscal year 2004. The tax credits and net operating losses incurred through the date of the distribution remained with IMPCO.

Years Ended April 30, 2001 and 2002

Net revenue and operating loss for our business for the years ended April 30, 2001 and 2002 were as follows:

	Revenue		Operating Loss
	Year Ended April 30,		Year Ended April 30,
	2001	2002	2001	2002
	(in thousands)
Alternative Fuels	$22,595	$19,014	$(3,929)	$(17,942)
Fuel Cell Systems	763	4,389	(15,171)	(12,943)
Advanced Research & Product Development	—	—	(8,023)	(8,804)
Corporate Expenses(1)	—	—	(3,117)	(3,209)

Total	$23,358	$23,403	$(30,240)	$(42,898)

(1)	Represents corporate expenses not allocated to any of the reporting segments.

Net revenue remained flat at $23.4 million for fiscal year 2001 and fiscal year 2002.

Alternative Fuels.    Product sales for the Alternative Fuels segment increased $0.1 million, or 0.7%, from $15.4 million in fiscal year 2001 to $15.5 million in fiscal year 2002. The slight increase in product sales was generated mainly by higher service parts sales. Product sales also increased slightly due to higher sales of General Motors vans, partially offset by lower sales of pickup trucks, midsize automobiles and medium duty trucks.

Cost of product sales increased $6.1 million, or 31.3%, from $19.5 million in fiscal year 2001 to $25.6 million in fiscal year 2002. The increase in cost of product sales was due to a $1.4 million increase in inventory reserves, of which $0.6 million was related to a “lower of cost-or-market” reserve for the General Motors pickup truck application and $0.5 million related to increases in the provision for obsolescence, $1.4 million in higher material cost related to product mix, a $1.0 million increase in warranty reserves due to increased vehicle sales and higher warranty claims experienced, primarily in our medium duty truck applications, a $1.8 million increase in labor and manufacturing overhead mainly due to pre-production efforts associated with our fuel storage tanks, a $0.2 million increase in freight charges, and a $0.2 million increase in production-related scrap. The “lower of cost-or-market” reserve on the General Motors pickup truck application is due to a fixed sales price and a higher than expected material cost. The higher than expected material cost is due to lower anticipated volumes and no firm sales commitment from General Motors. As such, once product is received for this application, we immediately reduce our inventory value to reflect the selling price of the application.

Gross profits on product sales decreased $6.1 million, or 152.5%, from a negative $4.0 million in fiscal year 2001 to a negative $10.1 million in fiscal year 2002 due to a $6.1 million increase in cost of product sales.

Contract revenue related to alternative fuels decreased $3.6 million, or 50.7%, from $7.1 million in fiscal year 2001 to $3.5 million in fiscal year 2002. The decrease is due to a decline in the number and scope of General Motors’ alternative fuel developmental programs and due to the fact that many of these contracts are model year rollover programs which require less engineering time.

Research and development associated with cost of contract revenue included in the Alternative Fuels segment decreased $1.1 million, or 23.4%, from $4.7 million in fiscal year 2001 to $3.6 million in fiscal year 2002. The decrease is primarily due to the lower contract revenue and cost cutting measures instituted in the second and third quarters of fiscal year 2002. This decrease was partially offset by $1.3 million in cost overruns on the CNG pickup truck programs and the cancellation of the General Motors LPG pickup program.

Operating loss increased by $14.0 million, or 359.0%, from $3.9 million in fiscal year 2001 to $17.9 million in fiscal year 2002. The increase in loss was attributable to a $6.1 million decrease in gross profit on products sales, a $3.6 million decrease in contract revenue, a $2.8 million increase attributable to additional facilities and additional research and development support activities, a $2.0 million increase for legal and consulting services associated with the strategic alliance with General Motors and legal proceedings related to patent infringement, and a $0.8 million increase in general and administrative expenses, partially offset by a $1.0 million decrease in cost of contract revenue.

Fuel Cell Systems.    Contract revenue for the Fuel Cell Systems segment increased by $3.6 million, or 450.0%, from $0.8 million in fiscal year 2001 to $4.4 million in fiscal year 2002. The increase is due to new OEM fuel cell system developmental programs for automotive and hydrogen refueling systems.

Research and development associated with cost of contract revenue included in the Fuel Cell Systems segment increased $1.8 million, or 200.0%, from $0.9 million in fiscal year 2001 to $2.7 million in fiscal year 2002. The increase is primarily due to development efforts to support customer-funded contracts.

Internally funded research and development expense for the Fuel Cell Systems segment increased by $1.5 million, or 11.5%, from $13.1 million in fiscal year 2001 to $14.6 million in fiscal year 2002. The increase in internally funded research and development primarily relates to an increase for fuel storage and fuel delivery systems for fuel cell-related programs and an increase in direct and indirect support costs.

Operating loss for the Fuel Cell Systems segment decreased by $2.3 million, or 15.1%, from $15.2 million in fiscal year 2001 to $12.9 million in fiscal year 2002. The decrease in loss was attributable to a $3.6 million increase in contract revenue and a $1.9 million decrease in general and administrative expenses, partially offset by a $3.2 million increase in research and development expenses.

Advanced Research & Product Development.    Research and development expense increased by $0.8 million, or 10.0%, from $8.0 million in fiscal year 2001 to $8.8 million in fiscal year 2002. The increase relates to a $0.8 million increase in product application development support costs.

Corporate Expenses.    Corporate expenses increased by $0.1 million, or 3.2%, from $3.1 million in fiscal year 2001 to $3.2 million in fiscal year 2002. The increase for fiscal year 2002 was mainly due to nonrecurring charges for legal and consulting services associated with our spin-off from IMPCO.

Operating losses increased by $12.7 million, or 42.1%, from $30.2 million in fiscal year 2001 to $42.9 million in fiscal year 2002. The increase was attributable to a $14.0 million increase in the operating loss of the Alternative Fuels segment, a $0.8 million increase in the loss of the Advanced Research & Product Development segment, and a $0.1 million increase in the loss of the Corporate Expenses segment, partially offset by a $2.3 million decrease in operating loss for the Fuel Cell Systems segment.

Interest Expense.    Interest expense increased $484,275 from $4,167 in fiscal year 2001 to $488,442 in fiscal year 2002. The increase was due to a higher level of capital leases and the borrowing under our line of credit facility.

Provision for Income Taxes.    Income tax expense increased slightly to $800 to record our minimum state income tax liability. No additional expense was charged due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. Income taxes in our financial statements have been calculated on a separate tax return basis.

Liquidity and Capital Resources

Prior to our spin-off from IMPCO, we used cash generated from IMPCO’s operations, bank financings and investments from IMPCO to fund capital expenditures and research and development, as well as to invest in and operate our existing operations and new businesses. Until fiscal year 2002, we had been funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, we became a co-borrower with IMPCO on a debt facility with Bank of America. On June 24, 2002, IMPCO amended its credit facility with Bank of America to remove us as a co-borrower under the line of credit and to release the pledge of our assets under the facility, effective upon completion of the distribution.

Prior to the distribution, IMPCO made an additional capital investment of $15.0 million in cash, plus an assumption of our debt facility of $8.6 million. As of July 31, 2003, we had no material indebtedness or commitments for capital expenditures.

In January 2003, we completed a public equity offering of an aggregate of 4,025,000 shares of our common stock at a price of $2.25 per share, which yielded net proceeds of $8.0 million after underwriting discounts and commissions and offering expenses.

We believe that our working capital will be adequate to meet our liquidity needs for at least the next twelve months. We anticipate that we may, however, require additional sources of financing to achieve commercialization of our products and technologies, to develop facilities for mass production of these products and to take advantage of strategic opportunities. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. We cannot assure you that such additional sources of financing will be available on acceptable terms, if at all.

Net cash used in operating activities was approximately $43,000 in the first quarter of fiscal year 2004 as compared to $3.4 million in the first quarter of fiscal year 2003. The decrease in cash used in operating activities resulted primarily from the net operating loss in the first quarter of fiscal year 2004 of $1.8 million as compared to the net operating loss of $5.1 million in the first quarter of fiscal year 2003. During the first quarter of fiscal year 2004, accounts receivable decreased $1.9 million compared to $1.2 million in the first quarter of fiscal year 2003. The improvement in accounts receivable collections was mostly offset by an increase in other assets related to transaction costs paid and capitalized in connection with the terminated combination with Global.

Net cash used in operating activities was $13.1 million in fiscal year 2003 as compared to $34.5 million for fiscal year 2002. The decrease in cash used in operating activities resulted primarily from the net operating loss for fiscal year 2003 of $18.2 million as compared to the net operating loss of $43.4 million for fiscal year 2002. In addition, there was a decrease in cash used in operating activities due to a $3.6 million decrease in inventories in fiscal year 2003 compared to a $0.5 million increase in fiscal year 2002. The decrease in inventories is due to better inventory management and consolidation of parts being sold in production. Accounts payable decreased by $2.7 million during fiscal year 2003, primarily due to a $2.4 million final payment for legal services provided to us in connection with the distribution and spin-off, patent applications and litigation related to our patents.

Net cash used in investing activities in the first quarter of fiscal year 2004 was $0.1 million, a decrease of $0.1 million from the first quarter of fiscal year 2003. The decrease is a result of lower capital requirements during the period.

Net cash used in investing activities in fiscal year 2003 was $0.9 million, a decrease of $2.5 million from fiscal year 2002. The decrease is a result of the completion of the initial expansion plans in the prior two fiscal years as well as a realigning of our investment priorities with our available liquidity.

Net cash used by financing activities in the first quarter of fiscal year 2004 was $0.2 million as compared to $17.7 million of net cash provided in the first quarter of fiscal year 2003. During the first quarter of fiscal year of 2003, we benefited from certain one-time financing activities, such as $2.7 million of net advances from IMPCO and a $15.0 million cash infusion from IMPCO as part of the spin-off.

Net cash provided by financing activities in fiscal year 2003 was $25.4 million as compared to $38.1 million for fiscal year 2002. This decrease was due to lower net advances from IMPCO and no borrowings under our previous line of credit, partially offset by a $15.0 million cash infusion from IMPCO and $8.0 million in net proceeds from our public equity offering, as compared to the prior year.

The ratio of current assets to current liabilities was 2.9:1 at April 30, 2003 and 3.3:1 at July 31, 2003. During the first quarter of fiscal year 2004, our total working capital increased by $0.5 million from $15.5 million at the end of fiscal year 2003 to $16.0 million at July 31, 2003.

Contractual Obligations

The following table contains supplemental information regarding total contractual obligations as of April 30, 2003. The capital lease obligations are undiscounted and represent total minimum lease payments (see Note 9 of the notes to the financial statements included elsewhere in this prospectus).

	Payments due by Period
Contractual Obligations	Total	Less Than One Year	2-3 Years	4-5 Years	More Than 5 Years
Capital Lease Obligations	$141,633	$141,633	$—	$—	$—
Operating Lease Obligations	4,196,487	1,295,419	1,590,759	1,255,241	55,068
Employment Agreements	1,883,458	774,750	1,108,708	—	—

Total	$6,221,578	$2,211,802	$2,699,467	$1,255,241	$55,068

Research and Development Funding Commitment.    Pursuant to the Corporate Alliance Agreement with General Motors, we committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of our fuel cell related products. While the commitment was waived by General Motors for calendar year 2002, there is no assurance that this commitment will be waived in the future.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates due to our financing, investing and cash management activities. Specifically, our cash and cash equivalents are subject to fluctuations in interest rates. Based on our cash balance at July 31, 2003, a 1% decrease in interest rates would result in reduced annual interest income of approximately $113,000.

To date, we have not used any derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest rates. We are not a party to leveraged derivatives and do not hold or issue financial investments for speculative purposes.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51 and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. This interpretation required variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specific characteristics. The adoption of this interpretation is not expected to have an impact on our financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. We do not expect the adoption of this statement to have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on our results of operations or financial position.

BUSINESS

Overview

We design, manufacture and supply integrated fuel systems to OEMs for use in alternative fuel vehicles and fuel cell applications. Our fuel systems enable cars, trucks and buses powered by internal combustion engines to operate on hydrogen, natural gas or propane. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, for stationary and portable power generation, and in hydrogen refueling products for the infrastructure to support fuel cell vehicles. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from internal combustion engines and fuel cell systems.

We supply our advanced natural gas and propane fuel systems for alternative fuel vehicles to OEM customers for use by consumers and for commercial and government fleets. Since 1997, we have sold over 16,500 fuel systems for alternative fuel vehicles, primarily to General Motors, which in turn has sold substantially all of these vehicles to its customers. We also provide our gaseous fuel systems and hydrogen refueling products for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These fuel cell and hydrogen refueling products are not currently used on a commercial basis and will require additional product development over the next five years; however, we believe that a commercial market will begin to develop for these products in 2004 to 2005. We believe that these systems will reach production volumes only if OEMs produce fuel cell applications and hydrogen refueling products using our systems on a commercial basis.

A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. Our products and services consist primarily of fuel storage, fuel delivery and electronic control systems, as well as system integration services for alternative fuel vehicles, fuel cell applications and hydrogen refueling products. We offer the following products and services to enable the development and commercialization of these systems:

•	fuel storage—advanced composite, ultra-lightweight tanks that provide cost-effective storage of hydrogen or natural gas;

•	fuel delivery—pressure regulators, fuel injectors, flow control valves, and other components designed to control the pressure, flow and metering of gaseous fuels;

•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ fuel cell or engine requirements; and

•	systems integration—services to integrate gaseous fuel storage, delivery and electronic control components to meet OEM requirements.

The current market for our integrated gaseous fuel systems for alternative fuel applications is the expanding world market for passenger and fleet vehicles powered by internal combustion engines using natural gas or propane. Based on the anticipated market size and growth rate for alternative fuel vehicles across the globe, we have focused our marketing efforts in Asia-Pacific, Europe and North America. We believe that the market for our fuel cell enabling technologies will develop over the next five years in conjunction with the expected commercialization of fuel cells. We plan to continue the development of our fuel cell enabling technologies to meet this market opportunity. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the volume production of fuel cell vehicles. We plan to focus our fuel cell enabling technology marketing efforts on North America, Europe and Asia-Pacific.

We continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle industry and emerging fuel cell industry to strengthen our global business position. We have focused our strategic alliances on expanding our market opportunities and advancing the development of our technologies. We currently have strategic marketing alliances with General Motors, IMPCO and Sumitomo. We have a technology development alliance with General Motors focused on the development of enabling technologies for hydrogen fuel cell vehicles.

We were incorporated in Delaware in October 2000 as a wholly-owned subsidiary of IMPCO. On July 23, 2002, IMPCO distributed to its stockholders, on a pro-rata basis, all of the shares of Quantum common stock owned by IMPCO. Each IMPCO stockholder received one share of Quantum common stock for each share of IMPCO common stock owned as of July 5, 2002, the record date for the distribution. Immediately prior to the distribution, IMPCO transferred to Quantum substantially all of the operations, assets and liabilities constituting IMPCO’s automotive OEM business, which had been operated by IMPCO as its Quantum division.

Alternative Fuel Industry

The development of the alternative fuel vehicle industry is being driven by three independent market factors—economics, energy independence and environmental concerns. Due to the abundance and economic advantages of gaseous fuels in worldwide markets, many countries and geographic regions are mandating the use of alternative fuels, which provide energy independence and environmentally suitable solutions. For instance, the European Commission has adopted an action plan to achieve by 2020 a 20% replacement of diesel and gasoline fuels with fuels such as natural gas, propane and hydrogen in the road transport sector in the current European Union member states.

We believe that the markets for gaseous fuel vehicles and other applications will continue to mature and that end users will place more emphasis on technology advancement and economic advantage. Gaseous fuel systems currently being used in the market will need to be advanced in order to fully leverage the market factors driving the alternative fuel industry.

Fuel Cell Industry

The emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves, and environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets. We believe that our fuel cell enabling products of gaseous fuel storage, fuel delivery and electronic control systems along with our fuel system integration experience can be applied in all three of these markets.

A fuel cell is an electrochemical device that produces electricity by combining hydrogen with oxygen from the air. This electrochemical reaction occurs silently and without combustion with useable heat and water as the only by-products. The system can use as its base fuel either pure hydrogen or hydrogen derived from hydrocarbon fuels such as methanol, natural gas or petroleum using a device called a reformer. A reformer breaks down hydrocarbon fuels using heat and a catalytic process. Regardless of the fuel used to provide hydrogen, the fuel cell system will require on-board hydrogen storage, fuel delivery and electronic controls. Furthermore, a key to optimizing the performance of a fuel cell is proper metering and delivery of hydrogen fuel and air to its fuel cell stacks and efficient storage of the fuel to maximize its total operation time.

Over the next decade and beyond, a significant market is expected to develop for fuel cell powered products.

Recently, the use of hydrogen as a fuel of the future has been gaining support within the U.S. government. In his 2003 State of the Union Address, President Bush discussed his goal to promote energy independence for the United States, while dramatically improving the environment. He proposed adding $1.2 billion dollars in research funding so that the United States can lead the world in developing clean, hydrogen-powered automobiles. Combined with the FreedomCAR initiative, a government-industry program for the advancement of high-efficiency vehicles, President Bush is proposing a total of $1.7 billion in spending over the next five years to develop hydrogen-powered fuel cells, hydrogen infrastructure and advanced automotive technologies.

Legislation has also been introduced to create investment incentives for the production, distribution, and retail sale of hydrogen to speed to market the fueling stations and infrastructure necessary to support hydrogen vehicles. The U.S. Senate recently approved an amendment to the Senate Energy Bill requiring the U.S. Department of Energy to develop a plan to support the production and deployment of 100,000 hydrogen-fueled vehicles in the United States by 2010 and 2.5 million hydrogen-fueled vehicles annually by 2020. In addition, the U.S. Department of Energy has published the National Hydrogen Energy Roadmap that provides a plan for the coordinated, long-term, public and private efforts required for hydrogen energy development. Quantum’s president and CEO, Alan Niedzwiecki, led the group responsible for the hydrogen storage section of the Roadmap. We believe that these actions by the U.S. government and the commitments made by businesses are positive indications of the momentum behind the development of a hydrogen economy. Frost and Sullivan anticipates the overall fuel cell market will grow to $32 billion by 2010 of which the automotive, stationary and portable fuel cell markets would represent $14 billion, $10 billion, and $8 billion, respectively.

Fuel cell and hydrogen-based products are being designed to provide clean, quiet, vibration-free electric power on demand for a variety of applications in the transportation and industrial vehicle, stationary power, portable power and related hydrogen refueling infrastructure markets. The commercialization of fuel cells in all of these markets will require cost reductions for the entire system, including the fuel cell stack, fuel system, and assembly.

In the automotive market, each of DaimlerChrysler, Ford, General Motors, Honda, Hyundai, Nissan, and Toyota has announced its intention to introduce fuel cell vehicles sometime between 2003 and 2005,

with mass production of fuel cell vehicles anticipated by General Motors and Toyota to begin close to the end of the decade.

In the U.S. alone, 403,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring units from its current installed electricity generating base of 900,000 megawatts. The existing electricity transmission and distribution grid is already overburdened in a number of regions. By locating the power generation close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid. Allied Business Intelligence estimates that the cumulative electrical generating capacity of stationary fuel cells will grow worldwide from 75 megawatts in 2001 to approximately 16,000 megawatts by 2011.

We believe that additional markets will develop in other areas, including boats, forklifts, golf carts, recreational vehicles, and auxiliary power units. The commercialization of fuel cells in all of these markets will require across-the-board cost reductions for the entire system, including the fuel cell stack, fuel system, balance-of-plant, and assembly. As cost reduction targets are achieved in volume production, we believe that the fuel subsystem will represent approximately 20% of the cost of a fuel cell system.

Industry Challenges

We believe that the markets for gaseous fuel vehicles and other applications will continue to mature and that end users will place more emphasis on technology advancement and economic advantage. Gaseous fuel systems currently being used in the market will need to be advanced in order to fully leverage the market factors driving the alternative fuel industry.

Rapid commercialization of fuel cell vehicles is dependent upon establishing cost-effective on-board fuel storage solutions, hydrogen storage and handling codes and standards and a hydrogen refueling infrastructure. Safety is also a primary concern when dealing with highly compressed gases. The fuel storage systems must be able to withstand rigorous testing as individual components and as part of the fuel system on the vehicle. Safety concerns apply to the fuel system as a whole, including the tank, regulator and fuel lines, all of which need to comply with safety standards. Additionally, to ensure widespread commercialization, the fuel storage and delivery systems need to provide adequate range, need to be of acceptable size and shape, and need to perform similarly to conventionally fueled vehicles without unacceptably high cost. We believe interim steps will be taken to provide initial refueling infrastructure for demonstration fleets, government programs, commercial fleet operators, and initial consumer commercialization. This initial infrastructure could include mobile refueling units, compact stationary refueling units, and bulk transport trailers.

Business Operations

We develop and manufacture cost-effective and efficient fuel storage, fuel delivery and electronic control systems for OEM alternative fuel passenger and fleet vehicles. We also target the emerging fuel cell industry, which includes the transportation, industrial vehicle, and stationary and portable power generation markets, and the hydrogen-refueling infrastructure to be developed to support fuel cell vehicles. Our products and capabilities include the following:

•	hydrogen and compressed natural gas fuel storage and safety testing;

•	fuel control devices and technology for gaseous fuels for use in internal combustion engines and fuel cells;

•	electronic control systems and validation;

•	testing procedures to meet a variety of global regulations and emission control standards;

•	research and development;

•	application engineering and validation; and

•	manufacturing and quality assurance.

Products

Our core products include gaseous fuel storage, fuel delivery, and electronic controls for use in OEM alternative fuel vehicles and fuel cell applications. Our advanced enabling products for fuel cell systems are used in transportation and industrial vehicles, for stationary and portable power generation, and in hydrogen refueling products for the infrastructure to support fuel cell vehicles. We continue to improve our products and develop new systems to meet increasingly stringent vehicle operational and durability requirements in automotive OEM fuel cell powered vehicles. We are also developing improved system technologies using fuel injectors, high- and low-pressure regulators, on-board diagnostics, high-performance fuel system control modules, fuel lock-offs and related components for application in the stationary and portable power generation fuel cell markets. We design and manufacture computerized controls, regulators and automatic shut-off equipment, and lightweight, high-pressure hydrogen and natural gas storage tanks using our TriShield™ technology.

We classify the stages of our product development in the following categories:

•	research and development;

•	prototype;

•	pre-production prototype; and

•	production ready.

There can be no assurance that any of our products under development will be completed within the anticipated time frame or for the currently expected development costs, or that they will receive market acceptance.

Fuel Storage Products

Our fuel storage products include cylindrical and conformable tanks. We provide lightweight, all-composite storage tank technologies for compressed hydrogen and natural gas. The lightweight nature of the tank, coupled with high hydrogen mass by volume, improves the range of hydrogen-powered fuel cell vehicles. Our conformable tank maximizes hydrogen storage in a given space, optimizing the volume of hydrogen stored on board. We expect that the remaining product development costs for the fuel storage products currently under development will be approximately $20 to $25 million. The following table describes the features and production stages of our storage products:

Products	Features/Production Stage
TriShield™ All-Composite Storage Tanks	• Designed for safety, light weight and cost effectiveness

• Exceed current regulatory qualification requirements and also meet OEMs’ more stringent requirements for use in natural gas fueled vehicles

• Provide 30% more fuel capacity than comparably- sized aluminum tanks, and lower cost than steel tanks

•      The all-composite liner technology acts as a permeation barrier for stored fuel and reduces the possibility of hydrogen embrittlement often present with aluminum or steel liners in the presence of hydrogen

• Production ready for compressed natural gas; production ready for hydrogen in approximately 2003 to 2004

Conformable/Solid State Storage Tanks	• Designed for safety, light weight and storage efficiency

• Optimal packaging solution

• Prototype stage; production ready in approximately 2005 to 2007

Fuel Delivery Products

Our fuel delivery products consist of both in-tank and external regulators, injectors and valves. We have designed our in-tank and external regulators for use with hydrogen for fuel cell applications. Our in-tank design provides greater safety by eliminating the need for high-pressure fuel lines outside of the fuel storage tank. The unit is also cost-effective because it incorporates the features of many independent components, thereby eliminating the need to install several separate components. We have designed our patented fuel injector for use with dry gases such as hydrogen, propane or natural gas. Our fuel injector is capable of handling the high flow rates needed in automotive OEM applications, while offering superior durability, longer life, less noise and lower cost as compared to other gaseous fuel injectors. This component also allows for very precise metering of fuel, which is critical to optimizing a fuel cell system. We expect that the remaining product development costs for the fuel delivery products currently under development will be less than $5 million. The following table describes the features of our fuel delivery products:

Products	Features/Production Stage
In-Tank Regulators	• Reduce the pressure of the fuel stored in the tank at the tank outlet, eliminating the need for high-pressure fuel lines running throughout the system

• Increase safety

• Prototype stage; production ready for compressed natural gas and hydrogen in approximately 2004

External Regulators	• Meet the needs of customers desiring traditional external regulators

• Prototype stage; production ready for compressed natural gas and hydrogen in approximately 2004

Gaseous Fuel Disc Injectors	• Designed specifically for precise gaseous fuel metering to provide superior flow rate and increased durability over existing plunger technologies

• Generally translates into lower costs than competing technologies

• Pre-production prototype stage; production ready for compressed natural gas in 2003 and for propane and hydrogen in 2004

Injector Pressure Regulators	• Provide precise control of fuel required for injection systems

• Production ready for compressed natural gas; production ready for hydrogen in approximately 2004

Gas Mass Sensors/Mixture Control Valves	• Measure and control gaseous fuel and airflow, a critical step in the optimization of fuel cell systems

• Production for compressed natural gas commenced in 1997

Fuel Shut-Off Products	• Mechanically or electronically shut off fuel flow to the system when fuel leakage occurs or when the system is turned off

• Production for compressed natural gas commenced in 1997

Electronic Control Products

Our electronic control products range from eight- to 32-bit architecture. These units precisely control the flow and pressure of gaseous fuels such as natural gas, hydrogen, and other gases such as air. We currently use these electronic controls, coupled with our proprietary software, to optimize fuel pressure and flow management for fuel cell and internal combustion engine applications. We believe, however, that there are numerous other potential applications for these controls. We expect that the remaining product development costs for the electronic control products currently under development will be less than $5 million. The following table describes the features of our electronic controls and software products:

Products	Features/Production Stage
Electronic Controls and Proprietary Software	• Manage flow of fuel and air in internal combustion engines and fuel cell systems to improve optimization of the overall system

• Provide closed-loop system control

• Proprietary designs, software and calibration tools to develop, calibrate and optimize fuel cell control systems

• Sensors, actuators and controllers specific to our customers’ needs and specifications

• Production for compressed natural gas commenced in 1997; production ready for hydrogen in approximately 2004

Services

We provide services in the areas of design, development, validation, certification, manufacture and after-sales service support. We provide our customers with the following services to support their programs for transportation, stationary and portable power generation, and hydrogen refueling applications:

•	Systems Integration. We integrate our gaseous fuel storage, fuel delivery, and electronic control components and systems into alternative fuel vehicles and fuel cell applications in the transportation, stationary power and portable power industries, as well as hydrogen refueling products. We also employ rapid prototyping techniques, which accelerate the iterative design process and result in a more accurate design.

•	Testing and Validation. To increase the likelihood of high success rates at the system level, we perform component, subsystem and system testing and validation. These procedures must satisfy our own internal requirements, customer-specific requirements and industry standards. If no suitable procedures exist, we generate requirements for the customer.

•	Certification and Compliance. Our regulatory and certification engineers implement the latest emissions and safety regulations to ensure the proper certification and ongoing compliance of our products and our business.

•	System Level Assembly. We develop and manage the assembly process for integration of our systems into end products at our facilities or at our customers’ facilities.

•	Training. We develop comprehensive technical training for our customers that sell and service our products as well as for our customers that use our products.

•	Service and Warranty. We have extensive capabilities in developing service procedures and programs for OEMs. We also provide technical support over the telephone or at customer sites to resolve technical issues.

Business Strategy

Our objective is to be the leading developer and supplier of integrated systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for fuel cells, internal combustion engines and hydrogen refueling units. Our strategy for achieving this objective includes the following elements:

Develop and Supply On-Board Hydrogen Fuel Storage and Control Systems for Fuel Cell Vehicle Applications

We will continue to develop our fuel cell enabling technologies to assist fuel cell OEMs in expediting the commercialization of vehicle applications. We intend to apply our systems integration expertise in OEM alternative fuel vehicle applications in the emerging fuel cell vehicle market. Most of the major automotive OEMs have announced intentions to introduce fuel cell vehicles beginning in 2004 to 2005. We will focus our fuel cell enabling technology business development priorities in North America, Europe and Asia-Pacific.

Provide Hydrogen-Refueling Units for Initial Infrastructure for Development Fleets, Fleet Operators and Consumer Commercialization

We plan to leverage our hydrogen storage, metering and control technologies, and integration capabilities to capitalize on the need for mobile and stationary hydrogen refueling units. We believe there are significant opportunities to work with OEMs and energy and petroleum companies in providing the initial refueling products such as mobile refueling units, compact stationary refueling units, and hydrogen storage for bulk transport trailers.

Provide Fuel Systems to the Stationary Fuel Cell Power Generation Market

We plan to address demand for stationary fuel cell applications by continuing to work with fuel cell manufacturers to develop and supply integrated fuel systems for their stationary and portable power generation applications. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the volume production of fuel cell vehicles. Several fuel cell manufacturers have announced intentions of introducing stationary fuel cell products by 2005.

Focus Research and Development on Fuel Cell Enabling Technologies and Securing Outside Funding to Support These Programs

We intend to focus our research and development efforts on advancing our fuel cell enabling technologies and systems to succeeding generations to further improve performance and reduce cost. We plan to continue to expand our research and development in fuel storage, fuel delivery and electronic control systems for fuel cells. We will actively seek to establish joint development programs and strategic alliances with the major fuel cell developers and industry leaders in these markets and secure outside funding to support these programs. For example, under our alliance with General Motors, we will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications.

Expand Our Participation in the Development of Hydrogen Storage and Handling Codes and Standards

We plan to expand our participation in national and international organizations that can influence international standard setting organizations for alternative fuel vehicles, fuel cell applications, and related supporting infrastructure. We will focus our involvement in these organizations to promote standards that are performance-based and consistent with and inclusive of our technologies. Members of our management team have served on the boards of key fuel cell and alternative fuel vehicle industry organizations, including the California Hydrogen Business Council, CalStart/Weststart, the National Hydrogen Association, the Natural Gas Vehicle Coalition, the Society of Automotive Engineers and the U.S. Fuel Cell Council.

Increase Our Participation in the Alternative Fuel OEM Vehicle Markets

We plan to leverage our technology and systems integration capabilities in the OEM alternative fuel vehicle markets to expand our customer base and enter new OEM markets. We believe that significant opportunities for growth exist in international markets. Based on the anticipated market size and projected growth rate for alternative fuel vehicles across the globe, we have prioritized our business development efforts in Asia-Pacific, Europe and North America.

Sales and Distribution

We derive revenue from the sale of our products and systems for use in alternative fuel and fuel cell vehicles manufactured by General Motors, Toyota and other OEMs, alternative fuel and fuel cell development contracts with OEMs, and government contracts focused on fuel cell and alternative fuel research. We sell our jointly developed alternative fuel systems and components to General Motors. Through our strategic alliance with General Motors, we are a recommended provider to General Motors of hydrogen storage, hydrogen handling and associated electronic controls for fuel cell system applications. We rely on our sales force and strategic partners to sell our products and services, develop new customers and consummate joint application development programs with leading OEMs in the target alternative fuel vehicle, fuel cell and hydrogen refueling infrastructure markets.

Manufacturing

Our manufacturing activities currently include assembly, system installation and tank manufacturing. We assemble the majority of our components at our facility in Irvine, California, but outsource the assembly of complex electronic components to select key suppliers for certain components of developed fuel systems. Our vendor and service provider supply base is highly diversified, with none of our suppliers representing more than 10% of our raw material purchases. Complete systems are installed on vehicles at the OEM manufacturing facility or at third-party equipping sites. The criteria for the establishment of a site are proximity to vehicle manufacturing and delivery points. Our operations are QS-9000 certified.

Strategic Relationships

We continually survey and evaluate the benefit of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle and fuel cell industries to strengthen our global business position. We have focused our strategic alliances on either our marketing strategy or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our advanced fuel system technologies. Our development strategy is to advance the state of technology and our application.

IMPCO

In July 2002, we entered into a Strategic Alliance Agreement with IMPCO pursuant to which we will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, we may develop, solely or jointly with IMPCO, technology that is owned solely by Quantum or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to our advanced technologies and products, including the natural gas storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets. We believe that this alliance with IMPCO will expedite the commercialization and integration of our advanced gaseous storage and handling systems into broader global alternative fuel markets, including automotive aftermarket, material handling, internal combustion engine-based stationary and portable power generation, and general industrial markets.

General Motors

Our strategic alliance with General Motors became effective upon our spin-off from IMPCO. We believe that the strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, Quantum and General Motors will co-develop technologies that are designed to accelerate the commercialization of fuel cell applications. Additionally, General Motors endorses Quantum as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls. This strategic alliance expands upon the relationship that has been in place between General Motors and Quantum (as IMPCO’s Automotive OEM Division) since 1993, through which we provide integrated natural gas and propane fuel systems for General Motors’ alternative fuel vehicle products.

In connection with our strategic alliance, we issued to General Motors stock, representing 19.9% of our total outstanding equity following our January 2003 public offering, for consideration of a nominal cash contribution and access to certain of General Motors’ proprietary information. Under the alliance, we have committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of our fuel cell related products. While this commitment was waived by General Motors for calendar year 2002, there is no assurance that this commitment will be waived in the future. Each party retains the ownership of its existing technology and jointly owns technology that is jointly created under the alliance. We are free to use jointly created technologies in certain aspects of our business but are required to share with General Motors revenue from fuel cell system-related products that are sold to General Motors or third parties.

Sumitomo Corporation

In April 2003, we signed an agreement with Sumitomo Corporation whereby Sumitomo will market our products for use in the global alternative fuel and fuel cell markets and will have exclusive sales and distribution rights to market our products in Japan. In addition, the agreement also forms the basis, subject to definitive terms, for Sumitomo to make a future strategic investment in Quantum, including a joint business venture.

Customers and Development Programs

A substantial portion of our revenue through July 31, 2003 related to product sales to and development fees from General Motors. Since the beginning of 2001, we have had prototype development projects or programs with the following entities:

Adam Opel AG	Hyundai Motor Company
AeroVironment	Integrated Concepts & Research Corporation
Ballard Power Systems	ISE Research
Energy Conversion Devices	Pinnacle West Capital Corporation
Ford Motor Company	Proton Energy Systems, Inc.
General Motors Corporation	South Coast Air Quality Management District
General Motors (Fuel Cell Activities Team)	Suzuki Motor Corporation
General Motors of Canada, Limited	Toyota Motor Corporation
Hydrogenics Corporation	U.S. Department of Energy
Hyundai America Technical Center	Yamaha Motor Company

We intend to establish similar relationships with other leading industry OEMs by using our systems integration capabilities and our leading technology position in fuel storage, fuel delivery and electronic controls.

Research and Development

We conduct research and development in the following areas, with corresponding technical capabilities:

•	Fuel Storage. Composite pressure vessel design and analysis, carbon and epoxy filament winding and hydraulic, pneumatic, burst and fatigue testing. Evaluation and development test capabilities for advanced hydrogen storage, including hydride, alanates, carbon adsorption and other emerging pressure and solid state storage.

•	Electronic Control Systems. Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

•	Mechanical Design and Development. Specialization in pneumatics, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.

•	Advanced Emissions Testing. Testing facility that utilizes California Air Resources Board (“CARB”) and U.S. Environmental Protection Agency (“EPA”) approved advanced technology to test Super Ultra Low Emission Vehicles. EPA/CARB certification testing, vehicle development testing including catalyst efficiency, diagnostics calibration, engine durability testing and engine mapping.

•	Advanced Products. Injectors, fuel management, fuel storage and fuel supplies for fuel cell power systems, mass flow sensors for natural gas measurement and “smart” sensors using 8-bit microcontrollers.

•	Component and Subsystem Test Facilities. Extended vibrations, shock loads and accelerations, extreme temperature exposure from -85° F to 392° F and thermal shock, cyclic corrosion, extended salt, fog, humidity and dryness cycling, severe acid and alkali corrosion, flow simulations and pneumatic leak checks.

We believe these capabilities are a critical component of our ability to maintain our technology leadership position in alternative fuel and fuel cell systems.

Competition

In the alternative fuel industry, our key competitors in North America for gaseous fuel delivery products in the automotive OEM market include Alternative Fuel Systems, Baytech Corporation, Clean Air Partners, FEV, GFI Control Systems, Inc. and Westport Innovations Inc. In international markets, we compete with aftermarket component and kit manufacturers such as Aisan, Landi, Lovato, OMVL, Tartanni, Teleflex Inc. and Vialle. In the future, we may also face competition from traditional automotive component suppliers, such as Bosch, Delphi, Siemens and Visteon, and from motor vehicle OEMs that develop fuel systems internally.

In the fuel cell industry, our area of expertise is in hydrogen fuel storage, fuel delivery, electronic controls, and system integration. We do not manufacture fuel cells or fuel reformers.

We believe that our competitive advantage over current and potential future competitors is our technology leadership derived from many years of experience with alternative fuels. Our current competitors typically focus on individual components. We offer complete integrated fuel systems based on our own advanced technologies, including gaseous fuel storage, fuel metering and electronic controls.

A critical element for fuel cell vehicles and OEM alternative fuel vehicles is fuel storage. Our major competitors for high-pressure gaseous storage cylinders include Dynetek Industries Ltd., Lincoln Composites and Structural Composites Inc. Liquid hydrogen, metal hydrides, and on-board liquid fuel reformation may also provide alternatives to high-pressure storage. Companies pursuing these competing technologies include Linde AG and Energy Conversion Devices, which has recently joined forces with Texaco and ExxonMobil.

Many of these potential competitors have been in business longer than us and have substantially greater financial, marketing and development resources than we have. We expect that we will face increased competition in the future as new competitors enter the market and advanced technologies become available. In addition, consolidation in our industry may also affect our ability to compete. Consolidation may strengthen our competitors’ financial, technical and marketing resources and may provide greater access to customers. Consequently, these competitors may be able to develop greater resources for the development, promotion and sale of their products. We cannot assure you that we will be able to compete successfully with our existing or new competitors or that the competitive pressures will not materially and adversely affect our business, financial condition or results of operations.

Product Certification

We must obtain emission compliance certification from the EPA to introduce vehicles or engines into commerce in the United States, and from the CARB to introduce vehicles or engines into commerce in California. Certification requires that each vehicle or engine meet specific component, subsystem and vehicle-level durability, emission, evaporative and idle tests.

We strive to meet stringent industry standards set by various regulatory bodies and industry practices, including the U.S. Department of Transportation and Federal Motor Vehicle Safety Standards, the National Fire Protection Association, TUV, European Integrated Hydrogen Project, Kouatsugasu Hoan Kyokai, Underwriters Laboratories and American Gas Association. Approvals enhance the acceptability of our products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Backlog

As of July 31, 2003, backlog for our products was approximately $0.9 million. We measure backlog for our products from the time orders become irrevocable, which generally occurs 60 days prior to the date of delivery.

Employees

As of September 15, 2003, we had 134 full-time employees. We consider our relations with our employees to be good. None of our employees is represented by a collective bargaining agreement.

Intellectual Property

We rely primarily on patent and trade secret laws to protect our intellectual property rights. In connection with the spin-off, IMPCO assigned to us its interest in seven domestic patents and three domestic patent applications, including any interest IMPCO had in foreign patents and applications relating to those patents. Of the seven domestic patents, we have allowed three to expire, and the remaining patents will expire between June 2006 and September 2019. Of the three domestic patent applications, we have received a Notice of Allowance for one of the applications, and are diligently prosecuting the remaining two applications. In March 2002, we filed a reissue application in an attempt to broaden the scope of our in-tank regulator patent. We recently abandoned the reissue application notwithstanding an unfavorable patent office opinion with respect to the pending claims in the reissue application, including the claims of the original patent. Our abandonment of the reissue application could result in a successful challenge to the validity of the existing patent; however, we are developing replacement technologies that we believe may have intellectual property and commercial viability potential.

We do not know whether any patents will be issued from our patent applications or whether the scopes of our issued patents are sufficiently broad to protect our technologies or processes. Our patents may not provide us a competitive advantage. Competitors may successfully challenge the validity and/or scope of our patents and trademarks. We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property rights provide significant protection from competition. We believe that patent, copyright, trademark and trade secret protection are less significant and that our growth and future success will be more dependent on factors such as the knowledge and experience of our personnel, new product introductions and continued emphasis on research and development. We believe that establishing and maintaining strong strategic relationships with valued customers and OEMs are the most significant factors protecting us from new competitors.

In connection with our strategic alliance with General Motors, each party retains the ownership of its existing technology and jointly owns technology that is jointly created under the alliance. We are free to use jointly created technologies in certain aspects of our business but are required to share with General Motors revenue from fuel cell system-related products that are sold to General Motors or third parties.

In October 2002, we entered into a patent cross license agreement with GFI Control Systems, Inc. in connection with the parties’ mutual agreement to dismiss claims against each other for patent infringement. Pursuant to the agreement, we granted GFI a royalty-free, nonexclusive license to sell products utilizing in-tank regulators covered by our in-tank regulator patent, and GFI granted us a royalty-free, nonexclusive license to sell products utilizing in-tank solenoid valves covered by its in-tank solenoid valve patent, in each case so long as the in-tank regulators and solenoid valves are used together. In the event that the patent covering our in-tank regulator is invalidated, we will be required to pay a five percent royalty to GFI for our use of technology covered by GFI’s patent, so long as its patent is not invalidated. The competitive advantage that we believe can be achieved through the intellectual property related to our in-tank regulators may not be fully realized to the extent that GFI uses our in-tank regulator patent to compete with us.

Properties

Our corporate headquarters are located in Irvine, California. We operate research and development facilities in California and Michigan. Our research and development facility in Irvine is dedicated to the research and development of systems and technologies that enable the use of gaseous fuels in internal combustion engines and fuel cells. This center conducts research and development of advanced fuel storage, systems for light- and medium-duty OEM alternative fuel vehicles and for fuel cell applications in the transportation, stationary power generation, and portable power generation markets.

We conduct vehicle development and integration at our facilities located in Lake Forest, California. We opened this facility during fiscal year 2000. Our Advanced Vehicle Concept Center in Lake Forest, California is focused on systems integration, validation and certification for concept, prototype and production vehicles. The center additionally conducts research and development of advanced fuel delivery and electronic control systems for light- and medium-duty OEM alternative fuel vehicles and for fuel cell applications, including transportation, stationary power generation, and portable power generation. Our Sterling Heights, Michigan facility was established to assist our OEM customers in the Detroit area, acting as a liaison between Quantum and our customers, performing the following primary functions: vehicle commercialization; production; and specialty vehicle assembly management.

We currently lease manufacturing, research and development and general office facilities in the locations set forth below:

Location	Principal Uses	Square Footage
Irvine, California	Corporate offices, manufacturing, research and development and testing	79,000
Lake Forest, California	Design, development and testing	65,000
Sterling Heights, Michigan	Customer relations, sales, design and development	16,000

We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production. We anticipate that we will require additional space as we expand our operations in the fuel cell and alternative fuel industries. We believe that we will be able to obtain suitable space as needed on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceeding. We may from time to time become involved in litigation relating to claims arising in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Directors and Executive Officers

The names, ages and positions of our directors and executive officers as of September 15, 2003 are as follows:

Name	Age	Position
Alan P. Niedzwiecki(3)	46	President, Chief Executive Officer and Director
W. Brian Olson	40	Chief Financial Officer; Treasurer
Cathryn T. Johnston	38	Director of Communications and Corporate Support; Corporate Secretary
Timothy S. Gerken	33	Controller
Dale L. Rasmussen(2)(3)	53	Chairman of the Board; Director
Brian A. Runkel(1)(3)	41	Director
Scott Samuelsen(1)(2)	60	Director
Thomas J. Tyson(1)(2)	70	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.

Executive Officers

Alan P. Niedzwiecki has served as our President and as one of our directors since February 2002 and was appointed as Chief Executive Officer in August 2002. Mr. Niedzwiecki served as our Chief Operating Officer from November 2001 until he was appointed as Chief Executive Officer in August 2002. From October 1999 to November 2001, Mr. Niedzwiecki served as Executive Director of Sales and Marketing. From February 1990 to October 1999, Mr. Niedzwiecki was President of NGV Corporation, an engineering and marketing/commercialization consulting company. Mr. Niedzwiecki has more than 25 years of experience in the alternative fuels industry in product and technology development and commercialization relating to mobile, stationary power generation and refueling infrastructure solutions. Mr. Niedzwiecki is a graduate of Southern Alberta Institute of Technology.

W. Brian Olson has served as Chief Financial Officer and Treasurer since August 2002. From July 1999 to August 2002, Mr. Olson served as Treasurer, Vice President and Chief Financial Officer of IMPCO. He originally joined IMPCO in October 1994 and held various financial positions with IMPCO, including serving as Corporate Controller. Between November 1996 and April 1997, Mr. Olson served as manager of financial planning at Autobytel. Prior to joining IMPCO, Mr. Olson was with the public accounting firm of Ernst & Young LLP and its Kenneth Leventhal Group. Mr. Olson holds a B.S. degree in business and operations management from Western Illinois University and an M.B.A. degree in finance and economic policy from the University of Southern California. Mr. Olson is a Certified Financial Manager and a Certified Management Accountant.

Cathryn T. Johnston has served as Director of Communications and Corporate Support since September 2002 and became Corporate Secretary in November 2000. From June 2000 to September 2002, Ms. Johnston served as Director of Business Operations. From 1994 to June 2000, Ms. Johnston held various positions with IMPCO, including Manager of Business Administration, Manager of Program and Contracts Administration, and Program Administrator for OEM programs. Prior to joining IMPCO in 1994, Ms. Johnston held several business administration positions in a variety of industries, including the residential building industry and the non-profit sector. Ms. Johnston received a B.A. in Developmental Psychology from the University of California, Santa Barbara and an M.B.A. from the University of California, Irvine.

Timothy S. Gerken has served as Corporate Controller since October 2002. From April 2002 to September 2002, Mr. Gerken worked as a financial consultant. Mr. Gerken served as Director of Finance from June 1999 until April 2002. Prior to joining Quantum, Mr. Gerken served as IMPCO’s Manager of Financial Planning from June 1997 until June 1999. From June 1992 until June 1997, Mr. Gerken served as Senior Financial Analyst at Fluor Daniel, Inc., an engineering and construction firm. Mr. Gerken holds a B.B.A. in finance and accounting and an M.B.A. from the University of Notre Dame. Mr. Gerken is a Certified Financial Manager and a Certified Management Accountant. Mr. Gerken has announced his resignation effective October 3, 2003.

Directors

Dale L. Rasmussen has served as a member of our board of directors since October 2000 and was appointed as Chairman of the Board in February 2002. Since April 1984, Mr. Rasmussen has held various positions at IMPCO, including his current position as Senior Vice President and Secretary since June 1989, as well as Vice President of Finance and Administration. Prior to joining IMPCO, Mr. Rasmussen was a commercial banker for 12 years at banks that were acquired by Key Bank and U.S. Bank. He received a B.A. in Business Administration and Economics from Western Washington University and is a graduate of the Pacific Coast Banking School.

Brian A. Runkel has served as one of our directors since July 2002. Since 1993, Mr. Runkel has served as President of Runkel Enterprises, an environmental consulting firm. Mr. Runkel also serves as Executive Director of the California Environmental Business Council, a non-profit trade and business association representing the California environmental technology and services industries. He received a B.A. in International Relations from George Washington University and a J.D. from Harvard Law School.

Scott Samuelsen has served as one of our directors since July 2002. Since 1970, Dr. Samuelsen has been a professor of Mechanical and Aerospace Engineering at the University of California, Irvine, where he serves as the Director of the National Fuel Cell Research Center and as the Director of the Advanced Power and Energy Program. He also leads the Pacific Rim Consortium on Energy, Combustion, and the Environment and serves as Co-Chair of the California Stationary Fuel Cell Collaborative. Dr. Samuelsen holds B.S., M.S. and Ph.D. degrees in Mechanical Engineering from the University of California, Berkeley.

Thomas J. Tyson has served as one of our directors since July 2002. Dr. Tyson currently serves as an external consultant to GE Energy & Environmental Research Corp., a developer of advanced technologies to control nitrogen oxide emissions. Dr. Tyson served as Chief Executive Officer of Energy & Environmental Research Corp. from 1980 until it was acquired by General Electric in 1999. From July 1999 to December 2001, Dr. Tyson served in various positions with GE Energy & Environmental Research Corp., including Chief Executive Officer and Director of Special Projects. Dr. Tyson received a M.S. in Nuclear Engineering from the University of California, Berkeley and holds a B.S. in Mechanical Engineering and a Ph.D. in Aeronautical Engineering from the California Institute of Technology.

Board of Directors

Our board of directors is currently comprised of five members. In accordance with our amended and restated certificate of incorporation and amended and restated bylaws, the terms of office of our board of directors is divided into three classes as nearly equal in size as possible with staggered three-year terms: Class I, whose term will expire at the annual meeting of stockholders in our 2006 fiscal year, Class II, whose term will expire at the annual meeting of stockholders in our 2004 fiscal year, and Class III, whose term will expire at the annual meeting of stockholders in our 2005 fiscal year. Our Class I director is Brian Runkel, our Class II directors are Scott Samuelsen and Thomas Tyson, and our Class III directors are Alan Niedzwiecki and Dale Rasmussen. Pursuant to our strategic alliance with General Motors, we have agreed to appoint one individual nominated by General Motors to our board of directors. We also agreed that, during the term of our strategic alliance, we will continue to nominate one individual designated by General Motors to our proposed slate of directors to be presented to our stockholders as necessary for General Motors to retain one seat on our board of directors. During the term of our strategic alliance, General Motors will also be entitled to designate a non-voting “ex-officio” board member. As of the date of this prospectus, General Motors has not presented a director nominee for stockholder vote. Pursuant to our agreement with General Motors, in October 2002 our board of directors approved the appointment of Wallace W. Creek as a board observer, with rights to receive notice of, and to attend, all meetings of our board of directors. The non-voting observer has no authority to exercise the powers of a director in the management of our company.

At each annual meeting of stockholders, the successors to the directors whose terms will then expire are elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company.

PRINCIPAL STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock as of September 15, 2003 and as adjusted to reflect the sale of shares offered by this prospectus. It shows shares beneficially owned by each of the following:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

We have determined the beneficial ownership shown on this table in accordance with the rules of the Securities and Exchange Commission. Under those rules, if a person held options or warrants to purchase shares of our common stock that were currently exercisable or exercisable within 60 days of September 15, 2003 those shares are included in that person’s reported holdings and in the calculation of the percentage of our common stock owned. The percentage of beneficial ownership as of September 15, 2003 is based on 22,052,420 shares of common stock and 999,969 shares of Series B common stock outstanding as of September 15, 2003. The percentage of beneficial ownership after this offering is based on 30,052,389 shares of all classes of common stock outstanding after this offering. General Motors owns 100% of the shares of our outstanding Series B common stock. To our knowledge, each person named in the table has sole voting and investment power over the shares listed by that person’s name, except where we have shown otherwise in the footnotes or where community property laws affect ownership rights. Except where we show otherwise, the address of each of the persons in this table is: c/o Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine, California 92614.

			Percent
Name of Beneficial Owner	Shares		Before Offering	After Offering
5% or Greater Stockholders:
General Motors Corporation(1)	4,513,408	(2)	19.6	15.0
SAFECO Corporation(3)	2,100,000		9.1	7.0
Directors and Executive Officers:
Dale L. Rasmussen(4)	130,648		*	*
Brian A. Runkel(5)	5,000		*	*
Scott Samuelsen(6)	5,000		*	*
Thomas J. Tyson(7)	5,000		*	*
Alan P. Niedzwiecki(8)	43,955		*	*
W. Brian Olson(9)	65,200		*	*
Raymond W. Corbin(10)	0		*	*
Thomas K. Wiedmann(11)	1,295		*	*
All current directors and executive officers as a group (8 persons)(12)	258,608		1.1	0.9

*	Represents less than 1%.
(1)	The address of General Motors Corporation is 300 Renaissance Center, Detroit, Michigan 48265.
(2)	The shares owned by General Motors include 999,969 shares of non-voting Series B common stock which will convert on a one-for-one basis into shares of our common stock in the event General Motors transfers such shares to a person that is not controlled by or under common control with General Motors.
(3)

Based on information contained in the Schedule 13G/A filed on February 10, 2003 by SAFECO Corporation, SAFECO Asset Management Company and SAFECO Common Stock Trust, each of SAFECO Corporation and SAFECO Asset Management Company have shared voting and dispositive power with respect to 2,100,000 shares of Quantum common stock, and SAFECO Common Stock Trust has shared voting and dispositive power with respect to 1,406,700 shares of Quantum common stock. The shares reported by SAFECO Asset Management Company and SAFECO Corporation are owned beneficially by registered investment companies for which SAFECO Asset Management Company and SAFECO Corporation serve as investment advisors, and the shares represented in the table include the 1,406,700 shares reported as owned by SAFECO Common Stock Trust. Each of SAFECO Asset Management Company and SAFECO Corporation disclaim beneficial ownership of the shares reported. The address of SAFECO Asset Management Company is 601 Union Street, Suite 2500, Seattle, Washington 98101; the address of SAFECO Corporation is SAFECO Plaza, Seattle, Washington 98185; and the address of SAFECO Common Stock Trust is 4854 154th Place, NE, Redmond, Washington 98052.

(4)	Includes 101,447 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003.
(5)	Represents 5,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003.
(6)	Represents 5,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003.
(7)	Represents 5,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003.
(8)	Includes 43,680 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003.
(9)	Represents 65,200 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003.
(10)	Mr. Corbin’s employment with Quantum terminated in August 2003.
(11)	Represents 1,295 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003. Mr. Wiedmann’s employment with Quantum terminated in September 2003.
(12)	Includes an aggregate of 229,027 shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 15, 2003.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our amended and restated certificate of incorporation, we have authority to issue a total of 80,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 60,000,000 may be shares of common stock. Of those shares of common stock, 12,000,000 shares are designated as Series A common stock and 6,000,000 shares are designated as Series B common stock.

As of September 15, 2003, there were 22,052,420 shares of our common stock and 999,969 shares of our Series B common stock outstanding. Upon completion of this offering, we will have 29,052,420 shares of common stock and 999,969 shares of Series B common stock outstanding. As of September 15, 2003, there were also warrants outstanding to purchase 400,000 shares of our common stock. The following is a summary of the material features of our capital stock. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, and by the provisions of applicable law.

Common Stock

Except as set forth below, holders of all series of our common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of our common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any of our capital stock has any preemptive right to subscribe for or purchase any of our securities of any class or kind.

Series A Common Stock

On January 23, 2003, in connection with our first registered public offering of common stock, the outstanding shares of our Series A common stock, pursuant to the terms of our amended and restated certificate of incorporation, were converted into common stock. Pursuant to the terms of our amended and restated certificate of incorporation, the Series A common stock, prior to conversion, had the right to receive certain anti-dilution adjustments and other rights in the event, among others, that we issued additional shares of common stock as a dividend or other distribution on our outstanding common stock. There are currently no shares of Series A common stock outstanding.

Series B Common Stock

Shares of our Series B common stock are not entitled to vote on any matters voted on by stockholders except as otherwise specifically required by law. In the event we issue additional shares of common stock as a dividend or other distribution on our outstanding common stock, or a subdivision or combination of our common stock into a smaller or greater number of shares, the number of shares of Series B common stock will be adjusted to that number of shares of Series B common stock that is equal to the percentage of all outstanding shares of all series of our common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to such event. Upon the transfer of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of our common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our Series B common stock will be entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of Nasdaq or other organizations on whose systems our stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon liquidation of our company. Issuance of any such shares with voting powers, or issuance of additional shares of our common stock, would dilute the voting power of our outstanding common stock. We have no present plans to issue any preferred stock.

Warrants

In August 2002, we issued warrants to purchase 100,000 shares of our common stock to a consultant for services at an exercise price of $5.10 with a four year term.

In connection with the spin-off, we issued warrants to purchase an aggregate of 300,000 shares of our common stock to holders of outstanding IMPCO warrants as of the date of the distribution at an exercise price of $5.83 per share. We expect to file a registration statement on Form S-3 to permit the resale of the common stock underlying these warrants.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

The following discussion concerns certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of our company.

Delaware Law

Under certain circumstances, Section 203 of the Delaware General Corporation Law limits the ability of an “interested stockholder” to effect various business combinations with our company for a three-year period following the time that stockholder became an interested stockholder. An “interested stockholder” is defined as a holder of more than 15% of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

•	our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

•	the interested stockholder acquired at least 85% of the voting stock in the transaction in which it became an interested stockholder; or

•	our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Under Delaware law, unless a company’s certificate of incorporation or bylaws provide otherwise, stockholders are not permitted to call a special meeting of the stockholders. Our certificate of incorporation and bylaws do not permit stockholders to call a special meeting.

Certificate of Incorporation

Our amended and restated certificate of incorporation provides that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by Nasdaq regulations or Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and protect the continuity of our management. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company.

Board of Directors

Our directors, other than those who may be elected by the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, are classified into three classes, as nearly equal in number as possible, one class originally to be elected for a term expiring at the annual meeting of stockholders to be held in our 2003 fiscal year, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2004 fiscal year and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2005 fiscal year, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the annual meeting of stockholders in our 2003 fiscal year, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

Our amended and restated certificate of incorporation provides that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.

No Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholders must effect any action required or permitted to be taken at a duly called annual or special meeting of stockholders and that those actions may not be effected by any consent in writing by the stockholders. Except as otherwise required by law or by any preferred stock designation, special meetings of stockholders may be called only by a majority of the whole board of directors or by our chairman of our board of directors or our chief executive officer. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors, the chairman of our board of directors or our chief executive officer.

Advance Notice Procedures

Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. These stockholder notice procedures provide that only persons who are nominated by our board of directors, or by a stockholder who was a stockholder of record at the time of giving notice and has given timely written notice to our Secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also provide that at an annual meeting only business that has been brought before the meeting by our board of directors, or by a stockholder who has given timely written notice to our Secretary of the stockholder’s intention to bring such business before the meeting, may be conducted. Under these stockholder notice procedures, for notice of a stockholder nomination for election as a director at an annual meeting to be timely, the notice must be received by our Secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day before the annual meeting and not later than the close of business on the later of the 90th calendar day before the annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

Nevertheless, if the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it shall be delivered to our Secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made by us. Under these stockholder notice procedures, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive notice not earlier than the close of business on the 120th calendar day before the special meeting and not later than the close of business on the later of the 90th calendar day before the special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at the meeting.

In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain some specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedures, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Amendments

Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to stockholder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies on our board of directors; and the removal of directors. Our amended and restated certificate of incorporation further provides that provisions of our bylaws relating to the foregoing subject matters, including the stockholder notice procedures, may be amended only by the affirmative vote of a majority of the whole board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other than the provisions of our amended and restated bylaws referenced above which will require at least 80% of the voting power, the affirmative vote of holders of at least two-thirds of the voting power of outstanding shares of voting stock, voting as a single class, will be required to amend our bylaws.

Limitation on Liability and Indemnification of Officers and Directors

Limitation on Liability of Directors

Section 145 of the Delaware General Corporation Law permits the indemnification of directors, officers, employees and agents of a Delaware corporation. Our amended and restated bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

As permitted by the Delaware General Corporation Law, our certificate of incorporation also limits the liability of our directors for damages in derivative and third party lawsuits for breach of a director’s fiduciary duty except for liability for:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction for which the director derived improper personal benefit.

The limitation of liability applies only to monetary damages and, presumably, would not affect the availability of equitable remedies such as injunction or rescission. The limitation of liability applies only to the acts or omissions of directors as directors and does not apply to any such act or omission as an officer of our company or to any liabilities imposed under federal securities law.

Indemnification and Insurance

We maintain a policy of directors’ and officers’ insurance providing indemnification for certain of our directors, officers, affiliates, partners and employees for certain liabilities.

Our amended and restated certificate of incorporation provides for indemnification of our directors and executive officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person’s services as a director or executive officer of our company, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions are necessary to attract and retain qualified directors and executive officers.

We have entered into indemnification agreements with each of our current directors and executive officers that provide the maximum indemnity available to directors and officers under Section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation, as well as certain additional procedural protections. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification is expected to be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

PLAN OF DISTRIBUTION

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Adams, Harkness & Hill, Inc.

First Albany Corporation

TD Securities (USA) Inc.

Total	7,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, which may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the proceeds before expenses to us. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Over-allotment	With Over-allotment
Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $265,000.

We have granted to the underwriters an option to purchase 1,050,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters’ initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

We have agreed that, without the prior consent of the underwriters, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions. Our executive officers and directors, and other stockholders who, following this offering, will hold in the aggregate 4,772,016 shares, or 15.9%, of our outstanding common stock, have agreed under lock-up agreements that, without the prior written consent of the underwriters, they will not, directly or indirectly, offer, sell or otherwise dispose of their shares of common stock for a period of 90 days after the date of this prospectus, subject to certain exceptions.

We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments that the underwriters may be required to make for certain liabilities.

In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, “passive” market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in the common stock during the “cooling off” period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any), or their respective affiliates may engage in passive market making in the common stock during the cooling off period.

In the ordinary course of business, certain of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services to us and to IMPCO, our parent prior to the distribution, for customary fees.

LEGAL MATTERS

Morrison & Foerster LLP, Irvine, California, will pass upon the validity of the common stock offered hereby for us. Goodwin Procter LLP, Boston, Massachusetts, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements (including the schedule incorporated by reference) at April 30, 2003 and 2002, and for each of the three years in the period ended April 30, 2003, as set forth in their reports appearing and incorporated by reference elsewhere herein. We have included our financial statements (including the schedule incorporated by reference) in the prospectus and incorporated elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. at the address noted below. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth and incorporated in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part thereof and the documents incorporated therein. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto and the documents incorporated therein, may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling 1-800-SEC-0330. Copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents filed by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission) until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

•	Annual Report on Form 10-K for the fiscal year ended April 30, 2003.

•	Quarterly Report on Form 10-Q for the period ended July 31, 2003.

•	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 22, 2003.

•	The description of our common stock contained in our Form 10 Registration Statement filed with the Securities and Exchange Commission on February 13, 2002 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings, at no cost, by contacting us at Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine, California 92614, (949) 399-4500, Attention: Corporate Secretary. We will not, however, send exhibits to these documents, unless the exhibits are specifically incorporated by reference in the documents.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Quantum Fuel Systems Technologies Worldwide, Inc.

We have audited the accompanying balance sheets of Quantum Fuel Systems Technologies Worldwide, Inc. as of April 30, 2002 and 2003, and the related statements of operations, changes in invested and stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Fuel Systems Technologies Worldwide, Inc. at April 30, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Long Beach, California

June 18, 2003

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

BALANCE SHEETS

	April 30,		July 31,
	2002	2003	2003
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$177,414	$11,538,873	$11,255,784
Accounts receivable less $40,000 allowance for doubtful accounts for each period	4,494,328	5,501,923	3,582,536
Other receivables	—	70,702	2,113,903
Inventories	9,626,616	6,025,902	5,781,905
Other current assets	87,713	364,385	118,220

Total current assets	14,386,071	23,501,785	22,852,348
Equipment and leasehold improvements, net	13,419,353	10,884,032	10,052,874
Intangible asset	—	15,319,480	14,904,536
Other assets	354,000	1,246,984	90,173

Total assets	$28,159,424	$50,952,281	$47,899,931

LIABILITIES AND INVESTED AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,761,294	$4,036,960	$3,328,976
Accrued liabilities	2,186,396	3,826,258	3,405,818
Line of credit	8,625,000	—	—
Current maturities of capital leases	188,832	138,794	93,090

Total current liabilities	17,761,522	8,002,012	6,827,884
Capital lease obligations, less current portion	127,355	—	—
Commitments and contingencies
Invested equity and stockholders’ equity:
Invested equity	10,270,447	—	—
Preferred stock, par value $.001 per share, 15,000,000 shares authorized at April 30, 2002; 20,000,000 shares authorized at April 30, 2003 and July 31, 2003; 0 issued and outstanding at April 30, 2002 and 2003 and July 31, 2003	—	—	—
Series A common stock, $.001 par value, none authorized at April 30, 2002; 12,000,000 shares authorized at April 30, 2003 and July 31, 2003; 0 issued and outstanding at April 30, 2002 and 2003 and July 31, 2003	—	—	—
Series B common stock, $.001 par value, none authorized at April 30, 2002; 6,000,000 shares authorized at April 30, 2003; 0 issued and outstanding at April 30, 2002; 999,969 issued and outstanding at April 30, 2003 and July 31, 2003	—	1,000	1,000
Common stock, $.001 par value, 35,000,000 authorized at April 30, 2002; 42,000,000 authorized at April 30, 2003 and July 31, 2003; 1,000 issued and outstanding at April 30, 2002; 21,680,475 issued and outstanding at April 30, 2003 and July 31, 2003	1	21,680	21,680
Additional paid-in-capital relating to common stock	99	56,437,797	56,327,498
Accumulated deficit	—	(13,510,208)	(15,278,131)

Total invested equity and stockholders’ equity	10,270,547	42,950,269	41,072,047

Total liabilities and invested equity and stockholders’ equity	$28,159,424	$50,952,281	$47,899,931

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF OPERATIONS

	Year Ended April 30,			Three Months Ended July 31,
	2001	2002	2003	2002	2003
				(unaudited)
Net revenue:
Product sales	$15,447,389	$15,517,198	$15,832,919	$2,823,153	$6,549,685
Contract revenue	7,910,540	7,886,097	7,806,486	1,795,365	1,328,501

Total revenue	23,357,929	23,403,295	23,639,405	4,618,518	7,878,186
Costs and expenses:
Cost of product sales	19,452,343	25,581,284	18,471,425	3,640,862	4,372,889
Research and development	26,686,691	32,656,683	14,255,233	3,225,068	3,108,153
Selling, general and administrative	7,458,991	8,063,421	9,248,791	2,311,382	2,154,747

Total costs and expenses	53,598,025	66,301,388	41,975,449	9,177,312	9,635,789
Operating loss	(30,240,096)	(42,898,093)	(18,336,044)	(4,558,794)	(1,757,603)
Interest expense (income), net	4,167	488,442	114,178	96,490	(26,235)
Other income (expense), net	—	9,555	253,561	(400,111)	(9)
Provision for income taxes	—	800	800	—	36,546

Net loss	$(30,244,263)	$(43,377,780)	$(18,197,461)	$(5,055,395)	$(1,767,923)

Basic and diluted loss per share		$(3.07)	$(1.00)	$(0.35)	$(0.08)

Number of shares used in the basic and diluted per share calculation		14,142,036	18,153,059	14,450,910	22,680,444

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF CHANGES IN INVESTED EQUITY AND STOCKHOLDERS’ EQUITY

		Preferred Stock		Series A Common Stock		Series B Common Stock		Common Stock
	Invested Equity	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In-Capital Relating to Common Stock	Accumulated Deficit	Total Invested and Stockholders’ Equity
Balance at April 30, 2000	$19,357,363											$19,357,363
Net transfers from IMPCO	34,878,507											34,878,507
Net loss	(30,244,263)											(30,244,263)

Balance at April 30, 2001	$23,991,607	—	—	—	—	—	—	—	—	—	—	$23,991,607
Net transfers from IMPCO	29,656,620											29,656,620
Issuance of common stock to IMPCO								1,000	1	99		100
Net loss	(43,377,780)											(43,377,780)

Balance at April 30, 2002	$10,270,447	—	—	—	—	—	—	1,000	$1	$99	—	$10,270,547
Net transfers from IMPCO prior to distribution	2,625,970											2,625,970
Net loss prior to distribution	(4,687,253)											(4,687,253)
Cash contribution from IMPCO upon distribution	15,000,000											15,000,000
Assumption of line of credit by IMPCO	8,625,000											8,625,000
Conversion of Invested Equity to Stockholders’ Equity upon distribution	(31,834,164)							14,141,036	14,141	31,820,023		—
Issuance of Series A common stock	—			3,513,439	3,513					14,225,915		14,229,428
Issuance of warrants	—									163,875		163,875
Issuance of common stock	—							4,025,000	4,025	7,978,955		7,982,980
Conversion of Series A common stock	—			(3,513,439)	(3,513)			3,513,439	3,513			—
Issuance of Series B common stock	—					999,969	1,000			2,248,930		2,249,930
Net loss subsequent to distribution	—										(13,510,208)	(13,510,208)

Balance at April 30, 2003	$—	—	$—	—	$—	999,969	$1,000	21,680,475	$21,680	$56,437,797	$(13,510,208)	$42,950,269
Additional costs related to equity offering (unaudited)										(127,013)		(127,013)
Issuance of warrants (unaudited)										16,714		16,714
Net loss (unaudited)											(1,767,923)	(1,767,923)

Balance at July 31, 2003 (unaudited)	$—	—	$—	—	$—	999,969	$1,000	21,680,475	$21,680	$56,327,498	$(15,278,131)	41,072,047

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended April 30,			Three Months Ended July 31,
	2001	2002	2003	2002	2003
Cash flows from operating activities:				(unaudited)
Net loss	$(30,244,263)	$(43,377,780)	$(18,197,461)	$(5,055,395)	$(1,767,923)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,687,401	2,903,035	4,766,112	892,717	1,313,557
Non-cash restructuring charge	—	277,760	—	—	—
Non-cash stock compensation charge	—	—	163,875	—	16,714
Gain on disposal of equipment and leasehold improvements	—	—	(133,718)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(459,439)	5,196,869	(1,078,297)	1,151,381	1,919,387
Inventories	(393,395)	(500,618)	3,600,714	709,251	243,997
Other assets	(853,633)	850,656	(1,169,656)	172,783	(640,225)
Accounts payable	3,416,929	88,199	(2,724,333)	(1,074,322)	(707,984)
Accrued liabilities	1,087,652	35,973	1,639,862	(216,167)	(420,440)

Net cash used in operating activities	(25,758,748)	(34,525,906)	(13,132,902)	(3,419,752)	(42,917)

Cash flows from investing activities:
Proceeds from sale of equipment and leasehold improvements	50,089	77,785	146,300	20,836	—
Purchases of equipment and leasehold improvements	(9,146,546)	(3,471,134)	(1,083,496)	(155,003)	(67,455)

Net cash used in investing activities	(9,096,457)	(3,393,349)	(937,196)	(134,167)	(67,455)

Cash flows from financing activities:
Payments on capital lease obligations	(20,770)	(189,352)	(177,393)	(47,210)	(45,704)
Borrowing under line of credit	—	8,625,000	—	—	—
Net advances from IMPCO prior to distribution	34,878,507	29,656,721	2,625,970	2,713,405	—
Proceeds from issuance of common stock	—	—	7,982,980	3,513	(127,013)
Contributions from IMPCO upon distribution	—	—	15,000,000	15,000,000	—

Net cash provided by (used in) financing activities	34,857,737	38,092,369	25,431,557	17,669,708	(172,717)

Net increase (decrease) in cash and cash equivalents	2,532	173,114	11,361,459	14,115,789	(283,089)
Cash and cash equivalents at beginning of period	1,768	4,300	177,414	177,414	11,538,873

Cash and cash equivalents at end of period	$4,300	$177,414	$11,538,873	$14,293,203	$11,255,784

Supplemental schedule of non-cash activity:
Assets acquired under capital leases	$298,893	$227,415	—	—	—
Issuance of Series A and Series B common stock recorded as intangible asset	—	—	$16,479,358	$14,229,428	—
Assumption of line of credit by IMPCO	—	—	8,625,000	8,625,000	—
Conversion of owner’s net investment to stockholders’ equity	—	—	31,834,164	31,921,600	—
Issuance of warrants	—	—	163,875	—	$16,714

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS

(Information subsequent to April 30, 2003 and pertaining to July 31, 2003 and the three months ended July 31, 2003 and 2002 is unaudited)

1.    Background and Basis of Presentation

Background

On July 23, 2002, IMPCO Technologies, Inc. (IMPCO) completed the distribution and spin-off of Quantum Fuel Systems Technologies Worldwide, Inc. (the Company) to its stockholders. The Company is focusing on enabling technologies for alternative propulsion and energy in emerging global markets. The Company provides hydrogen and compressed natural gas (CNG) handling and storage system technologies to manufacturers of fuel cell and internal combustion engines.

On October 13, 2000, the Company was incorporated in Delaware as a wholly-owned subsidiary of IMPCO. On the date of the distribution and spin-off, IMPCO distributed the stock of the Company to stockholders of IMPCO (the Distribution) based on a distribution ratio of one share of the Company’s common stock for every share of IMPCO common stock outstanding on the record date. The Company’s authorized capital stock consists of 20,000,000 shares of preferred stock, par value $0.001 per share, no shares issued and outstanding and 60,000,000 shares of common stock, par value $0.001 per share, 22,680,444 shares issued and outstanding. Of the 60,000,000 authorized shares of common stock, 12,000,000 are designated as Series A common stock and 6,000,000 are designated as Series B common stock.

On July 23, 2002, the date of the Distribution and spin-off, IMPCO distributed the stock of the Company to stockholders of IMPCO based on a distribution ratio of one share of the Company’s common stock for every share of IMPCO common stock outstanding on the record date. In addition, IMPCO contributed $15 million in cash to the Company and assumed the Company’s debt facility of $8.6 million on the date of distribution. Furthermore, as discussed in Note 6 and Note 11, immediately following the spin-off the Company issued 3,513,439 shares of its Series A common stock to General Motors (GM) in connection with a strategic alliance between the Company and General Motors. The Company’s accumulated deficit of $13,510,208 represents its operating results from the Distribution date to April 30, 2003.

Basis of Presentation

The financial statements include the Company, as well as certain assets, liabilities, and related operations that were transferred to the Company (the Contribution) from IMPCO. The financial statements include the historical operations transferred to the Company by IMPCO (the Company’s Businesses). The Contribution was completed prior to the Distribution and resulted in a recapitalization of the Company.

The financial statements prior to the Distribution date have been derived from the financial statements and accounting records of IMPCO using the historical results of operations and historical basis of the assets and liabilities of the Company’s Businesses. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during those periods.

The financial statements prior to the Distribution date include allocations of certain IMPCO corporate headquarters’ assets, liabilities, and expenses relating to the Company’s Businesses that were transferred to the Company from IMPCO. General corporate overhead was allocated either based on the ratio of the Company’s headcount to IMPCO’s total headcount, on the Company’s revenue as a percentage of IMPCO’s total revenue, or specifically identified costs for the Company. General corporate overhead primarily includes salary and expenses for the executive management, finance, legal, human resources, information services and investor relations

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

departments and amounted to approximately $3,117,000, $3,209,000 and $0 in 2001, 2002 and 2003, respectively. Following the spin-off, the Company is performing these functions using its own resources or purchased services.

The financial statements prior to the Distribution date also include an allocation from IMPCO to fund a portion of the costs of research conducted by the Company. This allocation was based on management’s determination of which corporate projects were related to the specific intellectual property that was transferred to the Company as part of the Contribution. This allocation amounted to approximately $5,601,000 for fiscal 2001. Beginning in fiscal year 2002, the Company satisfied its research requirements using its own resources or through purchased services.

IMPCO used a centralized approach to cash management and the financing of its operations. Cash deposits from the Company’s Businesses were transferred to IMPCO on a regular basis and were netted against the owner’s net investment account. As a result, none of IMPCO’s cash or debt at the corporate level was allocated to the Company in the financial statements. Changes in invested equity represents any funding required from IMPCO for working capital, acquisition or capital expenditure requirements after giving effect to the Company’s transfers to or from IMPCO of its cash flows from operations. Until May 2001, the Company had been funded by IMPCO with no debt obligations being transferred to the Company except for capital leases.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of conducting business. Prior to the Distribution date, the Company used cash generated from IMPCO’s operations, bank financings and investments to fund capital expenditures and research and development, as well as to invest in and operate existing operations and new businesses. Until fiscal year 2002, the Company was funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, the Company and IMPCO were co-borrowers of a $12 million Bank of America debt facility. Prior to the Distribution, IMPCO made an additional capital investment of $23.6 million into the Company, which consisted of the assumption of the $8.6 million outstanding under the debt facility plus a cash infusion of $15 million. On January 23, 2003, the Company completed a public equity offering of 3,500,000 shares of common stock at a price of $2.25 per share for $7.9 million in gross proceeds. The Company also granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock at the public offering price, less the underwriting discount, to cover any over-allotments. On January 31, 2003, the underwriters exercised their option to purchase 525,000 additional shares of common stock at a price of $2.25 per share for $1.2 million in gross proceeds.

It is currently anticipated that the Company will require additional sources of financing in order to capitalize on opportunities that management believes to exist in the emerging fuel cell market. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. No assurance can be given that such additional sources of financing will be available on acceptable terms, if at all. Without the additional financing, the Company will be required to delay, reduce the scope of and eliminate one or more of its research and development projects; significantly reduce its capital expenditures; and/or retrench its efforts to meeting short-term production goals. The Company’s management believes that its existing working capital is sufficient to fund its planned operations through at least April 30, 2004.

Interest Expense

The Company’s financial statements include interest expense totaling $4,167, $488,442 and $114,178 in 2001, 2002 and 2003, respectively. Until 2001, the Company was funded entirely through investments from IMPCO, who for a significant portion of that period funded the Company from its operations or equity proceeds. It was management’s intention of both companies that these advances were interest-free and would never be

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

repaid. These advances were forgiven as part of the Distribution. The interest expense reflected in the statement of operations is due to the Company’s capital lease obligations and, for the fiscal years ending April 30, 2002 and 2003, debt specifically entered into by the Company. Below is the detailed schedule of IMPCO’s Invested Equity to the date of the Distribution (in thousands).

	Year Ended April 30,		Period from May 1 to July 23,
	2001	2002	2002
Balance at beginning of period	$19,357	$23,992	$10,270
Allocation of Costs from IMPCO	3,117	3,209	—
Net Intercompany Purchases (Sales)	76	127	1
Cash Transfers from IMPCO	31,686	26,320	26,250
Net loss	(30,244)	(43,378)	(4,687)
Conversion of Invested Equity to stockholders’ equity(1)	—	—	(31,834)

Balance at end of period	$23,992	$10,270	$—

Average balance	$22,825	$16,664	$21,053

(1)	Invested Equity was converted to stockholders’ equity as part of the Distribution on July 23, 2002.

Income Taxes

The Company’s income taxes were calculated on a separate tax return basis for the period prior to the spin-off. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed as a stand-alone entity prior to the spin-off.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Reclassification

Certain reclassifications have been made to fiscal year 2002 amounts to conform to the fiscal year 2003 presentation.

Interim Financial Information (unaudited)

The financial information as of July 31, 2003 and for the three month periods ended July 31, 2002 and 2003 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of the Company’s results of operations, financial position and cash flows. Results for the three month period ended July 31, 2003 are not necessarily indicative of results to be expected for the full fiscal year 2004 or any other future period.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, useful lives for depreciation periods of tangible assets, provisions for warranty claims, among others. The markets for the Company’s products are characterized by competition, technological development and new product introduction, all of which could impact the future realizability of the Company’s assets. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized on product sales when goods are shipped in accordance with the Company’s shipping terms and collectability is reasonably assured. Contract revenue for customer funded research and development is principally recognized by the percentage of completion method. Amounts expected to be realized on contracts are based on the Company’s estimates of total contract value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts. Percentage of completion is determined based on costs incurred as a percentage of total estimated costs at completion. Also, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

Research and Development Costs

Research and development costs are charged to expense as incurred. Prior to the Distribution, this line item includes an allocation from IMPCO for the costs of research conducted by IMPCO (see Note 1). Equipment used in research and development with alternative future uses is capitalized and only the current period depreciation is charged to research and development.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Financial Instruments and Concentration of Credit Risk

The estimated fair values of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short-term maturity of these instruments.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company conducts a major portion of its business with a limited number of customers. For the past three years and for the foreseeable future, General Motors Corporation (and subsidiaries of General Motors) represents a significant portion of the Company’s sales and outstanding accounts receivable. Credit is extended based upon an evaluation of each customer’s financial condition, with terms consistent with those present throughout the industry. Typically, the Company does not require collateral from customers.

The Company may use derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments could be subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

hedged. The Company has not had any derivative financial instruments for any of the periods reported. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method while market is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods. The Company’s business is subject to the risk of technological and design changes. The Company provides for obsolete or slow-moving inventory based on management’s analysis of inventory levels and future sales forecasts at the end of each accounting period.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at historical cost. Depreciation of equipment is determined using a straight-line method over the assets’ estimated useful lives ranging from three to seven years. Amortization of leasehold improvements, and equipment financed by the Company’s capital lease facility or capital expenditure facility, is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets and any gain or loss is reflected in the statements of operations.

Intangible Asset

The issuance of shares related to the Company’s strategic alliance with General Motors has been recorded at the estimated fair market value on the date of the Distribution, in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” The intangible asset was recorded in accordance with the consensus reached by the Emerging Issues Task Force during their November 2001 meeting with respect to EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees.” The intangible asset is carried at cost less accumulated amortization. The Company is amortizing the intangible asset, subject to periodic evaluations for impairment, over the ten-year term of the Corporate Alliance Agreement with General Motors.

Warranty Costs

Estimated future warranty obligations related to certain products are provided by charges to operations on a per unit sold accrual rate in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company has not

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

experienced any significant changes in the business climate or in the use of assets that would require the Company to write-down the value of the assets recorded in the balance sheet.

Income Taxes

Prior to the date of Distribution, the Company’s operations have been included in IMPCO’s consolidated income tax returns. Income tax expense in the Company’s financial statements has been calculated on a separate tax return basis.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Due to the Company’s lack of history of earnings, the Company has established a valuation allowance for its deferred tax assets.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation,” which established accounting and reporting standards for stock based compensation plans effective after fiscal year 1996. SFAS 123 encourages entities to adopt the fair value based method of accounting; however, it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25. Such entities who elect to remain on the “intrinsic value based” method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS 123, but has provided pro forma disclosures (see Note 11) as required by SFAS 123 and SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.”

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting For Stock Based Compensation—Transition and Disclosure.” SFAS No. 148 amended SFAS No. 123 “Accounting For Stock-Based Compensation”, to provide new guidance concerning the transition when a company changes from the intrinsic-value method to the fair-value method of accounting for employee stock-based compensation cost. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding such cost in annual financial statements and in condensed interim financial statements. The Company in its financial statements prepared as of April 30, 2003 adopted certain disclosure provisions of SFAS No. 148.

SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended April 30,
	2001	2002	2003
Expected dividend yield	0.0%	0.0%	0.0%
Calculated volatility	0.683	0.801	1.245
Risk-free interest rate	5%	5%	3%
Expected life of the option in years	7.45	10.00	7.10

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The estimated fair value of the options is amortized to expense over the options’ vesting period for pro forma disclosures. The net income per share “pro forma” for the effects of SFAS 123, as amended by SFAS 148, is not indicative of the effects on reported net income/loss for future years. The Company’s “reported” and “pro forma” information is as follows:

	Year Ended April 30,			Three Months Ended July 31,
	2001	2002	2003	2002	2003
				(unaudited)
Net loss, as reported	$(30,244,263)	$(43,377,780)	$(18,197,461)	$(5,055,395)	$(1,767,923)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(303,000)	(126,000)	(1,343,000)	(319,000)	(383,000)

Pro forma net loss	$(30,547,263)	$(43,503,780)	$(19,540,461)	$(5,374,395)	$(2,150,923)

Net loss per share as reported—basic and dilutive		$(3.07)	$(1.00)	$(0.35)	$(0.08)
Net loss per share as adjusted—basic and dilutive		$(3.08)	$(1.08)	$(0.37)	$(0.09)
Number of shares used in the calculation of “pro forma” per share		14,142,036	18,153,059	14,450,910	22,680,444

The Financial Accounting Standards Board has also issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” The Interpretation addresses implementation practice issues in accounting for compensation costs under existing rules prescribed by Accounting Principles Board No. 25. The rules are applied prospectively to all new awards, modifications to outstanding awards and changes in grantee status after July 1, 2000, with certain exceptions. The Company considers the impact of these rules when adopting new stock option plans and when granting any options.

Comprehensive Loss

Comprehensive loss would include, in addition to net loss, unrealized gains and losses excluded from the statements of operations and would be recorded directly into a separate section of invested equity on the balance sheet. These unrealized gains and losses are referred to as other comprehensive loss items. The Company had no items of other comprehensive loss, and hence there is no difference between the reported net loss and the comprehensive loss during the years ended April 30, 2001, 2002 and 2003 and for the three-month period ended July 31, 2003.

Recently Issued Accounting Pronouncements

In August of 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company does not believe the effect of adopting SFAS 143, which is effective for fiscal years beginning after June 15, 2002, will have a significant effect on the Company’s financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Exit or Disposal Activities.” SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. The Company has not initiated any exit or disposal activities during fiscal year 2003.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51 and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. This interpretation required variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specific characteristics. The adoption of this interpretation is not expected to have an impact on financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of this statement to have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material adverse impact on the Company’s results of operations or financial position.

3.    Related Party Transactions

Agreements with IMPCO

For the years 2001, 2002, and 2003, respectively, the Company had $19,467, $29,316 and $93,862 of revenue for products and services sold to IMPCO. For the years 2001, 2002, and 2003, respectively, the Company had $95,683, $156,041 and $482,347 of products and services purchased from IMPCO. In connection with the Contribution and Distribution, the Company and IMPCO executed the Contribution and Distribution Agreement (the Contribution and Distribution Agreement), and certain related agreements that are summarized below. This summary is qualified in all respects by the terms of the Contribution and Distribution Agreement and such related agreements. On June 24, 2002, IMPCO amended its credit facility with Bank of America NT&SA in which IMPCO released the Company as a borrower under the line of credit.

Prior to the Distribution, each of the Company’s executive officers served as an officer or employee of IMPCO and/or its other subsidiaries. In acting on the Company’s behalf, these officers considered not only the short-term and long-term impact of operating decisions on its business, but also the impact of such decisions on the business of IMPCO. One of the Company’s directors, Dale Rasmussen, remains employed by IMPCO and continues to serve as IMPCO’s Senior Vice President and Secretary.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Contribution and Distribution Agreement

The Company entered into a Contribution and Distribution Agreement with IMPCO that provides for, among other things, certain corporate transactions required to effect the Distribution and other arrangements among the Company and IMPCO subsequent to the Distribution. The agreement provided that IMPCO would transfer to the Company the assets constituting IMPCO’s automotive OEM business. The agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to place financial responsibility on each of the Company and IMPCO for the liabilities of their respective business.

Under the agreement, if the Company or IMPCO act or fail to act in a manner which causes the Distribution to fail to qualify under Section 355 of the Internal Revenue Code or causes Section 355(e) of the Internal Revenue Code to apply to the Distribution, the Company or IMPCO will indemnify the other for any tax liability arising from such failure or application.

The Company and IMPCO have agreed to a non-competition arrangement under the Contribution and Distribution Agreement whereby each party will be restricted from engaging in competitive activities with the other party for a period of three years. Each party will refrain from directly competing with the retained businesses of the other party in such other party’s designated market (including such party’s OEM market) and/or aftermarket and from engaging in business with specified competitors of the other party. Additionally, IMPCO will refrain from engaging in business with the Company’s OEM customers specified in the agreement for a three-year period.

Under the Contribution and Distribution Agreement, IMPCO has retained rights to use, on a royalty-free basis, the existing technology for the Company’s TriShield tanks, and to manufacture tanks using such technology, in certain markets, which include the automotive aftermarket, bus and truck aftermarket, the industrial aftermarket for vehicles with internal combustion engines, and the bus and truck and industrial OEM markets for vehicles with internal combustion engines. Subject to the non-competition restrictions discussed above, the Company will be free to commercialize its TriShield tanks in other markets, including the worldwide OEM market for Class 1 through 5 vehicles which are powered by fuel cell applications on an exclusive basis, the OEM market in the United States and Canada for Class 1 through 5 vehicles with internal combustion engines (other than diesel vehicles) on an exclusive basis and in all other countries on a non-exclusive basis, the worldwide OEM market in the United States and Canada for Class 6 vehicles on a non-exclusive basis, the worldwide market for components, systems and subsystems for fuel cell applications on an exclusive basis, the worldwide industrial OEM market for vehicles powered by fuel cell applications on an exclusive basis, and the worldwide industrial aftermarket for vehicles powered by fuel cell applications on an exclusive basis. Each party has a right to use the modifications and improvements made by the other party to such TriShield technology, if any, on a royalty-bearing basis at reasonable commercial rates in the designated market for such party. These rights will last for a minimum period of five years from the date of the Distribution.

The agreement also provides for a full release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among the Company or any of its subsidiaries or affiliates, on the one hand, and IMPCO or any of its subsidiaries or affiliates other than the Company, on the other hand, except as expressly set forth in the agreement. The agreement also provides that, except as otherwise set forth therein or in any related agreement, all costs or expenses incurred in connection with the Distribution and not paid prior to the Distribution will be charged to and paid by the Company. Each party will pay its own expenses after the Distribution.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Employee Benefit Matters Agreement

The Company entered into an Employee Benefit Matters Agreement with IMPCO pursuant to which the Company agreed to create independent retirement and other employee benefit plans that are substantially similar to IMPCO’s existing retirement and other employee benefit plans. Under the agreement and effective immediately after the Distribution, IMPCO transferred the assets and liabilities of its existing 401(k) retirement and other benefit plans related to the Company’s employees to the comparable Company benefit plans. Generally, following the Distribution, IMPCO ceased to have any continuing liability or obligation to the Company’s current employees and their beneficiaries under any of IMPCO’s benefit plans, programs or practices.

Pursuant to the Employee Benefit Matters Agreement, all IMPCO stock options that were outstanding on the record date and that had not been exercised prior to the Distribution date were converted into two stock options: (i) an option to purchase the number of previously-unexercised IMPCO stock options as of the record date, and (ii) an option to purchase a number of shares of Quantum’s common stock equal to the number of previously-unexercised IMPCO stock options times a fraction, the numerator of which is the total number of shares of Quantum’s common stock distributed to IMPCO stockholders in the Distribution and the denominator of which is the total number of IMPCO shares outstanding on the record date for the Distribution.

Tax Allocation and Indemnification Agreement

The Company and IMPCO entered into a Tax Allocation and Indemnification Agreement, which allocates tax liabilities between the Company and IMPCO and addresses certain other tax matters such as responsibility for filing tax returns and the conduct of audits and other tax proceedings for taxable periods before and after the Distribution date. IMPCO will be responsible for and will indemnify the Company against all tax liabilities relating to the assets and entities that constitute IMPCO and its subsidiaries, and the Company will be responsible for and will indemnify IMPCO against all tax liabilities relating to the assets and entities that constitute the Company’s business. In addition, the Company generally will indemnify IMPCO for all tax liabilities arising if the contribution is not tax-free, other than tax liabilities arising in connection with the Company’s assumption of certain IMPCO liabilities.

Transition Services Agreement

The Company entered into a Transition Services Agreement with IMPCO pursuant to which IMPCO provided the Company with various administrative services. Those services included employee benefits administration, affirmative action and immigration administration, and payroll processing. The Company paid fees to IMPCO for services provided in amounts based on IMPCO’s loaded costs incurred in providing such services. This agreement expired on January 23, 2003; however, IMPCO continues to share certain investor relations services with the Company. Since the Company’s spin-off from IMPCO, an officer of IMPCO has provided these investor relations services to the Company, for which it has made payments to IMPCO of an aggregate $319,324 for salary, overhead and related expenses. Of this amount, the officer has received $98,250 from IMPCO as a portion of the officer’s annual salary from IMPCO. The officer is also a member of the Company’s board of directors.

Strategic Alliance Agreement

The Company entered into a Strategic Alliance Agreement with IMPCO pursuant to which it will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, the Company may develop, solely or jointly with IMPCO, technology that is

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

owned solely by the Company or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to the Company’s advanced technologies, including the CNG storage tanks, fuel injectors, in-tank regulators and other products for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets.

Agreements with General Motors

The Company has entered into a strategic alliance with General Motors Corporation regarding the development of fuel cell systems. Under the terms of the strategic alliance, General Motors acquired shares of stock representing 19.9% of the Company’s issued and outstanding capital stock following the Distribution. The Company entered into the agreements described below with General Motors in connection with the alliance. The following description is a summary of the terms of the referenced agreements.

Corporate Alliance Agreement

The Corporate Alliance Agreement between the Company and General Motors serves to formalize the two companies’ agreement to work together to advance and commercialize, on a global basis, fuel cell systems and the market for fuel cells to be used in transportation, mobile, stationary and portable applications. The Corporate Alliance Agreement became effective upon the Distribution and has a term of ten years. The agreement provides that:

•	General Motors is obligated to actively support, endorse and recommend the Company to its customer base;

•	General Motors will assist and provide guidance with respect to the Company’s directed research and development of fuel cell applications;

•	the Company will appoint one individual nominated by General Motors to the board of directors prior to or promptly after the Distribution, and thereafter during the term of the agreement the Company will continue to nominate one individual designated by General Motors to the proposed slate of directors to be presented to the stockholders as necessary for General Motors to retain one seat on the board of directors;

•	General Motors will be entitled to appoint an “ex-officio” board member with non-voting capacity during the term of the agreement;

•	the Company committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of the Company’s fuel cell related products; and

•	beginning three years after the effective date of the agreement, the Company will pay General Motors a percentage of gross revenue derived from sales of applications developed under the strategic alliance.

The Company retains the ownership of its existing technology and it and General Motors will jointly own technology that is jointly created under the alliance. The Company is free to use jointly created technologies in certain aspects of its business but will be required to share revenue with General Motors on fuel cell system-related products that are sold to General Motors or third parties. Under the agreement, General Motors has a right of first refusal in the event that the Company proposes to sell, or otherwise transfer its fuel cell-related intellectual property contemplated under the Corporate Alliance Agreement. In the event that the Company decides to discontinue operations or is deemed insolvent, General Motors has the right to purchase the intellectual property contemplated under the Corporate Alliance Agreement at a price to be determined by an independent appraisal firm approved by both the Company and General Motors.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock Transfer Agreement

The Company entered into a Stock Transfer Agreement pursuant to which it agreed to issue to General Motors shares of Series A common stock representing 19.9% of the Company’s total issued and outstanding capital stock after the Distribution. The Company issued the Series A common stock immediately following the Distribution. The Series A common stock automatically converted into common stock upon the closing of the Company’s public offering of common stock in January 2003.

The Company also agreed that, subject to limited exceptions, it would not issue any stock in a private placement transaction without the prior written consent of General Motors.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement with General Motors pursuant to which General Motors may demand that the Company file a registration statement under the Securities Act, covering some or all of the common stock General Motors would receive upon conversion of its Series A common stock. General Motors may make this demand any time after the earlier of three years following the Distribution or six months after the effective date of the Company’s first registration statement for a public offering of its securities to the general public, which was January 16, 2003. The Company is not required to effect more than two demand registrations nor is the Company required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $20 million. In an underwritten offering, the managing underwriter of any such offering has the right to limit the number of registrable securities to be included in the registration statement.

General Motors also has “piggyback” registration rights. If the Company proposes to register any of its equity securities under the Securities Act, other than pursuant to the demand registration rights described above or certain excluded registrations, General Motors may require the Company to include all or a portion of its registrable securities in the registration and in any related underwriting. Further, if the Company is eligible to effect a registration on Form S-3, General Motors may demand that the Company file a registration statement on Form S-3 covering all or a portion of General Motors’ registrable securities, provided that the registration has an aggregate offering price of at least $10 million. The Company will not be required to effect more than two such registrations in any twelve month period. In general, the Company will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions. The Company also agreed to take such reasonable actions as are necessary to make Rule 144 available to General Motors for the resale of its registrable securities without registration under the Securities Act.

Master Technical Development Agreement

Under the terms of the Master Technical Development Agreement with General Motors, the Company has agreed to work with General Motors to facilitate the integration, interface, and optimization of General Motors’ fuel cell systems with Quantum’s gaseous fuel storage and handling modules. To that end, the agreement provides for the establishment of joint Quantum/General Motors technical teams to implement statements of work with respect to the development of fuel cell applications. In addition, the agreement provides that both the Company and General Motors will license their fuel cell-related technologies to each other for the purpose of developing, manufacturing and selling the fuel cell applications developed under the strategic alliance.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    Inventories

Inventories consist of the following:

	April 30,		July 31,
	2002	2003	2003
			(unaudited)
Inventories:
Materials and parts	$8,483,374	$4,812,341	$5,030,055
Work-in-process	206,921	29,896	39,971
Finished goods	3,467,262	2,961,685	2,040,635

	12,157,557	7,803,922	7,110,661
Less provision for obsolescence	(2,530,941)	(1,778,020)	(1,328,756)

Net inventories	$9,626,616	$6,025,902	$5,781,905

5.    Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

	April 30,		July 31,
	2002	2003	2003
			(unaudited)
Equipment and leasehold improvements:
Dies, molds and patterns	$2,676,538	$2,917,795	$2,934,522
Machinery and equipment	6,462,513	8,525,905	8,938,387
Office furnishings and equipment	7,145,671	7,558,287	7,356,527
Automobiles and trucks	121,979	101,144	101,144
Leasehold improvements	2,460,714	2,521,888	2,533,880
Capitalized machinery and equipment	623,358	623,358	623,358
Construction in progress	1,967,735	276,048	104,062

	21,458,508	22,524,425	22,591,880
Less accumulated depreciation and amortization	(8,039,155)	(11,640,393)	(12,539,006)

Net equipment and leasehold improvements	$13,419,353	$10,884,032	$10,052,874

6.    Intangible Asset

In connection with the Company’s strategic alliance with General Motors, the Company issued 3,513,439 shares of its Series A common stock to General Motors on July 24, 2002. This issuance has been recorded at the estimated fair market value on the date of the Distribution of approximately $14.2 million, in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” The intangible asset was recorded in accordance with the consensus reached by the Emerging Issues Task Force during their November 2001 meeting with respect to EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees.”

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation, upon the completion of the Company’s January 2003 public equity offering, all of the 3,513,439 shares of the Company’s outstanding Series A common stock held by General Motors converted automatically into shares of the Company’s common stock on a one-for-one basis, and the Company issued to General Motors an aggregate of 999,969 shares of its non-voting Series B common stock. The issuance of the Series B common stock has been recorded as additional consideration related to the strategic alliance between the companies at the estimated fair market value on the date of the public offering of approximately $2.2 million. As a result, the intangible asset recorded in connection with the Company’s issuance of Series B common stock to General Motors has been increased by $2.2 million.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective May 1, 2002. SFAS 142 requires that intangible assets other than goodwill be amortized over their useful lives. Accordingly, the Company is amortizing the intangible asset, subject to periodic evaluations for impairment, over the ten-year term of the Corporate Alliance Agreement with General Motors.

On May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-lived Assets to be Disposed Of.” Accordingly, the intangible asset will be reviewed on an annual basis for impairment or on a more frequent basis if events or circumstances change that might indicate that impairment exists. In accordance with the requirements of SFAS 144, the Company believes that no event or circumstance currently exists that would indicate impairment of this asset.

The amortization expense during the fiscal year 2003 was approximately $1.2 million. The expected amortization expense for the next five full fiscal years is as follows:

Amortization Expense
2004	$1,659,778
2005	1,659,778
2006	1,659,778
2007	1,659,778
2008	1,659,778
Thereafter	7,020,590

7.    Other Assets

Other assets consist of the following:

	April 30,		July 31,
	2002	2003	2003
			(unaudited)
Other Assets:
Global acquisition costs	$—	$1,156,811	$—
Leased facility security deposits	354,000	90,173	90,173

Net equipment and leasehold improvements	$354,000	$1,246,984	$90,173

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

8.    Income Taxes

Income taxes in the Company’s financial statements have been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate:

	Year Ended April 30,
	2001	2002	2003
Income tax benefit at U.S. statutory rates	(34.0)%	(34.0)%	(34.0)%
State and local income taxes, net of federal benefit	(5.9)%	(5.9)%	(6.0)%
Net operating losses and research and development credits retained by IMPCO	35.1%	35.0%	10.3%
Other	3.6%	4.0%	4.5%
Valuation allowance	1.2%	0.9%	25.2%

	0.0%	0.0%	0.0%

The following table presents the federal and state and local provision for income taxes on a separate tax return basis:

	April 30,
	2001	2002	2003
Current:
Federal	$—	$—	$—
State and local	—	—	—
Deferred:	—	—	—
Federal	300,000	359,000	4,100,000
State and local	53,000	63,000	724,000
	353,000	422,000	4,824,000
Less: Change in valuation allowance	(353,000)	(422,000)	(4,824,000)

Subtotal	—	—	—

Income tax benefit	$—	$—	$—

The components of deferred tax assets and liabilities are as follows:

	April 30,
	2001	2002	2003
Deferred income tax assets:
Accrued compensation	$246,000	$144,000	$170,000
Accrued warranty	166,000	500,000	448,000
Inventory	457,000	1,041,000	779,000
Allowance for doubtful accounts	16,000	16,000	16,000
Net operating loss carryforward	—	—	5,384,000

	885,000	1,701,000	6,797,000
Less: Valuation allowance	(674,000)	(1,096,000)	(5,920,000)

Total deferred income tax assets	211,000	605,000	877,000
Deferred income tax liabilities:
Equipment and leasehold improvements	(211,000)	(605,000)	(877,000)

Total deferred tax liabilities	(211,000)	(605,000)	(877,000)

Net deferred tax (liabilities) assets	$—	$—	$—

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company has a net operating loss carryforward at April 30, 2003 of approximately $13.5 million, expiring in 2024. The tax credits and net operating losses generated prior to the spin-off are retained by IMPCO.

Income taxes for the three months ended July 31, 2003 were computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management. The Company has established a full valuation allowance for deferred income tax assets due to the lack of earnings history.

9.    Commitments and Contingencies

Leases

The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at April 30, 2003 are as follows:

	Lease Obligations
	Capital	Operating
2004	$141,633	$1,295,419
2005	—	961,035
2006	—	629,724
2007	—	622,879
2008	—	632,362
Thereafter	—	55,068

Total minimum lease payments	$141,633	$4,196,487

Less imputed interest	2,839

Present value of future minimum lease payments, current	$138,794

Total rental expense under the operating leases for fiscal years ended April 30, 2001, 2002, and 2003 was approximately $1.8 million, $2.4 million and $1.4 million, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

Royalties

The Company has entered into contracts under which it is required to pay royalties for products sold using certain technologies covered by these contracts. No royalty expense was incurred under these contracts for any of the periods reported in the financial statements.

Contingencies

The Company is currently subject to certain legal proceedings and claims arising in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a materially adverse effect on the Company’s financial statements.

Investment and Tax Savings Plan

Prior to the spin-off from IMPCO, the Company participated in IMPCO’s Investment and Tax Savings Plan. Following the spin-off, the Company offers the Quantum Investment and Tax Savings Plan, which is similar to

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

the plan offered by IMPCO. Quantum’s Investment and Tax Savings Plan (the Plan) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of employment with the Company. Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation. The Company’s matching contributions are discretionary and match elective salary deferrals up to 3% of compensation. Approximately 66% of eligible employees were enrolled in the IMPCO 401(k) plan at April 30, 2003. Contributions attributable to the Company approximated $308,000, $333,000 and $210,000 for fiscal years ended 2001, 2002 and 2003, respectively.

Employment Agreements

The Company has entered into employment agreements with its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer for a term of three consecutive twelve month periods, which provide for an annual base salary and severance obligations in the amount equivalent to the annual base salary. The Company’s obligation under the terms of these agreements over the next twelve-month period is approximately $775,000. The Company’s obligation beyond the next twelve-month period is approximately $1.1 million.

General Motors Directed Research & Development Expenses

Pursuant to the Corporate Alliance Agreement with General Motors, the Company has committed to spend $4.0 million annually for specific research and development projects directed by General Motors to speed the commercialization of the Company’s fuel cell related products. While the commitment has been waived by General Motors for calendar year 2002, there is no assurance that this commitment will be waived in the future.

Combination with Global Thermoelectric (Global)

On April 8, 2003, the Company entered into a Combination Agreement with Global Thermoelectric Inc. (“Global”) to combine Global with the Company in a share-for-share exchange pursuant to a Plan of Arrangement to be submitted to the Court of Queen’s Bench of Alberta, Canada for approval. On July 14, 2003, Global announced that it had received a competing proposal from FuelCell Energy, Inc. (“FuelCell”). On July 31, 2003, upon reviewing the terms of the competing proposal and after full consideration of the possible alternative terms that could have been offered by the Company, the Company’s board of directors concluded that it was not in the best interest of Quantum or its stockholders to propose any adjustments or improvements to the terms and conditions of the transaction contemplated by the Combination Agreement between the Company and Global. On August 4, 2003, the Company announced that Global had terminated the Combination Agreement with the Company as a result of the proposed combination between Global and FuelCell. As a result of the termination of the Combination Agreement, the Company received a $2,000,000 break-up fee from Global on August 4, 2003. This fee was netted against the accumulated transaction costs of approximately $2,127,000, which resulted in a $127,000 charge to earnings during the period ending July 31, 2003.

10.    Earnings Per Share

The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” and SEC Staff Accounting Bulletin (“SAB”) No. 98. Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. The Company initially issued 1,000 shares to IMPCO for nominal consideration. Prior to the spin-off, the Company declared a stock split to increase the number of shares outstanding to 14,142,036 shares of common stock in order to match the number of shares outstanding of IMPCO’s common stock. In July 2002, IMPCO’s Board of Directors declared a 1-for-1 stock dividend whereby every shareholder of IMPCO Common Stock received a corresponding share of the Company’s common stock. On July 24, 2002, the Company issued 3,513,439 shares of Series A common stock to General Motors. The Company considers common equivalent shares from the exercise of stock options and warrants in the instance where the shares are dilutive to net income of the Company by application of the treasury stock method. The effects of stock options and warrants were anti-dilutive for all periods presented.

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended April 30,		Three Months Ended July 31,
	2002	2003	2002	2003
			(unaudited)
Numerator:
Net loss	$(43,377,780)	$(18,197,461)	$(5,055,395)	$(1,767,923)
Numerator for basic earnings per share—loss to common stockholders	$(43,377,780)	$(18,197,461)	$(5,055,395)	$(1,767,923)
Numerator for diluted earnings per share—loss to common stockholders	$(43,377,780)	$(18,197,461)	$(5,055,395)	$(1,767,923)

Denominator for basic earnings per share—weighted-average shares	14,142,036	18,153,059	14,450,910	22,680,444
Denominator for diluted earnings per share—adjusted weighted-average shares	14,142,036	18,153,059	14,450,910	22,680,444
Basic loss per share	$(3.07)	$(1.00)	$(0.35)	$(0.08)

Diluted loss per share	$(3.07)	$(1.00)	$(0.35)	$(0.08)

For fiscal years ended April 30, 2002, and 2003 and the three months ended July 31, 2002 and 2003 options to purchase approximately 1,377,000, 2,403,000, 2,442,000 and 2,357,000 shares, respectively, of common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive. For the fiscal year ended April 30, 2003 and three months ended July 31, 2003, 100,000 stock warrants were also excluded in the computation of diluted net income per share, as the effect would be anti-dilutive.

11.    Stockholders’ Equity

Authorized Capital Stock

The Company has authority to issue a total of 80,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 60,000,000 may be shares of common stock. Of those shares of common stock, 12,000,000 are designated as Series A common stock and 6,000,000 are designated as Series B common stock. On February 11, 2002, the Company issued 1,000 shares of common stock to IMPCO for $100.

Quantum Common Stock

Holders of the Company’s common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock do not have cumulative voting rights in the election of directors.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Holders of the Company’s common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of the Company’s common stock will be entitled to participate ratably in dividends the Company’s common stock as declared by the board of directors. Holders of common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any capital stock of the Company authorized at the distribution date will have any preemptive right to subscribe for or purchase any securities of any class or kind of the Company.

Series A Common Stock

As part of the strategic alliance with General Motors, the Company agreed to issue to General Motors, and General Motors agreed to acquire, that number of shares of the Company’s Series A common stock, $0.001 par value per share, which, when combined with all shares of capital stock of the Company then issued and outstanding, would equal 19.9% of the issued and outstanding shares of the capital stock of the Company. Immediately following the Distribution, the Company issued 3,513,439 shares of its Series A common stock to General Motors. Upon the closing of the Company’s initial public offering in January 2003, the outstanding shares of Series A common stock automatically converted into an equal number of shares of common stock. Holders of the Company’s Series A common stock had the same voting rights as holders of the Company’s common stock.

The Series A common stock included certain anti-dilution rights, by which in the event the Company effected any other issuance of additional shares of common stock (including any shares issued in an initial public offering of the Company’s securities, but excluding shares or options issued pursuant to a board-approved stock option or equity incentive plan), the holders of Series A common stock would receive shares of non-voting Series B common stock in an amount that will cause the issued and outstanding Series A and Series B common stock, taken together, to equal 19.9% of the issued and outstanding shares of all series of the Company’s common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan). As a result of the conversion of the Series A common stock in connection with the Company’s initial public offering, General Motors no longer has anti-dilution rights.

Series B Common Stock

Shares of the Company’s Series B common stock are not entitled to vote on any matters voted on by stockholders except as otherwise specifically required by law. In the event the Company issues additional shares of common stock as a dividend or other distribution on the Company’s outstanding common stock, or a subdivision or combination of the Company’s common stock into a smaller or greater number of shares, the number of shares of Series B common stock will be adjusted to that number of shares of Series B common stock that is equal to the percentage of all outstanding shares of all series of the Company’s common stock (excluding shares issued pursuant to a board-approved stock option or equity incentive plan) that the holders of Series B common stock held prior to such event. Upon the transfer of any of the outstanding shares of Series B common stock to any person or entity that is not controlled by or under common control with General Motors, the transferred shares of Series B common stock will convert into an equal number of shares of the Company’s common stock. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of the Company’s Series B common stock will be entitled to participate ratably in dividends on the Company’s common stock as declared by the Company’s board of directors. Holders of the Company’s Series B common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Preferred Stock

The Company’s charter authorizes the board of directors, without any vote or action by the holders of the Company’s common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The Company’s board of directors are authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems the Company’s stock may then be quoted or listed. Depending upon the terms of preferred stock established by the Company’s board of directors, any or all series of preferred stock could have preference over the Company’s common stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers, or issuance of additional shares of the Company’s common stock, would dilute the voting power of the Company’s outstanding common stock. The Company has no present plans to issue any preferred stock.

Warrants

In connection with the Contribution and Distribution Agreement with IMPCO, the Company agreed to issue warrants to purchase shares of the Company’s common stock to holders of outstanding IMPCO warrants as of the Distribution date. Holders of unexercised IMPCO warrants will be entitled to receive a warrant to purchase one share of the Company’s common stock for each share of IMPCO common stock covered by such holder’s warrant that was outstanding as of the Distribution record date. The exercise prices of the existing IMPCO warrants and the new warrants the Company will issue to IMPCO warrant holders will be calculated in the same manner as the IMPCO options described below. The other terms of the new warrants the Company will issue to IMPCO warrant holders will be substantially the same as the IMPCO warrants to which they relate. Based on the IMPCO warrants outstanding at July 23, 2002, the Company expects to issue warrants to purchase an aggregate of 300,000 shares of the Company’s common stock at an exercise price of $5.83 per share. As of April 30, 2003, these warrants have not yet been issued.

The Company issued an additional 100,000 warrants to purchase shares of the Company’s common stock to a consulting firm on August 27, 2002 for services related to investor relations. These warrants were issued at an exercise price of $5.10 with a four-year term. The Company recorded expense during the fiscal year 2003 of approximately $164,000 in connection with the issuance of these warrants. The Company values the warrants at fair value (in accordance with FASB Statement No. 123, “Accounting for Stock Based Compensation”) based on a Black-Scholes fair value calculation. The warrants were valued at date of grant and are re-measured at fair value at each subsequent reporting period, and changes in value are recorded over the performance period. The Company has recorded an expense of approximately $16,000 for the first quarter of fiscal year 2004 in connection with the issuance of these warrants.

Stock Options

The Company has adopted a stock incentive plan with a maximum number of shares available for grant of options to purchase up to 3,500,000 shares of the Company’s common stock. In connection with the spin-off from IMPCO, each IMPCO option holder received one option to purchase Quantum stock for every IMPCO option held at the record date. The exercise price of both the IMPCO and Quantum stock options was adjusted based on the relative market values of the common stock of both companies on the first trading day following the spin-off. All vesting schedules remain the same and the option holders will not be required to exercise their options concurrently. Accordingly, the adoption of the Company’s stock option plan did not give rise to a compensation charge. As of the Distribution date, 1,315,468 options were granted out of the Company’s 2002 Stock Incentive Plan to IMPCO stock option holders.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

During the second quarter of fiscal year 2003, the Company granted stock options to all full-time employees. The options vest 25% annually for four years. The option exercise price was based on the market price on the day of the grant.

IMPCO had stock option plans that provided for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vested in four or five years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. The exercise price of the IMPCO options granted equaled the market price of the IMPCO stock on the grant date. Below is a summary of activity of the IMPCO options prior to the Distribution.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at April 30, 2000	1,321,931	$3.84
Options granted	416,453	5.72
Options exercised	(97,572)	3.97
Options forfeited	(46,047)	6.90

Options outstanding at April 30, 2001	1,594,765	$4.23
Options granted	232,000	4.84
Options exercised	(328,459)	3.52
Options forfeited	(120,826)	5.18

Options outstanding at April 30, 2002	1,377,480	$4.35

Shares exercisable at April 30, 2001	774,889	$3.67

Shares exercisable at April 30, 2002	666,623	$3.77

Below is a summary of activity of the Quantum options since the Distribution.

	Number of Shares	Weighted Average Exercise Price
Options outstanding upon Distribution at July 23, 2002	1,315,468	$4.31
Options granted	1,210,500	3.60
Options exercised	—	—
Options forfeited	(123,099)	3.95

Options outstanding at April 30, 2003	2,402,869	$3.97

Shares exercisable at April 30, 2003	839,362	$3.93

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table sets forth summarized information with respect to stock options outstanding and exercisable at April 30, 2003:

	Outstanding			Exercisable
Exercise Price Range	Number of Shares	Average Life	Average Price	Number of Shares	Average Price
$1.96 to $2.95	129,111	4.4	$2.47	89,111	$2.57
$2.95 to $3.93	1,553,953	7.6	3.58	447,453	3.42
$3.93 to $4.91	496,858	7.2	4.76	149,278	4.67
$4.91 to $5.89	148,504	3.3	5.24	123,744	5.16
$5.89 to $6.87	59,243	7.8	6.29	23,696	6.29
$8.84 to $9.82	15,200	7.3	9.82	6,080	9.82

	2,402,869			839,362

At April 30, 2003, there were 1,097,131 options available for grant.

The Company has elected to account for its employee stock options using the intrinsic method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company’s employee common stock options equals the market price of the underlying common stock on the grant date.

12.    Business Segment and Geographic Information

Business Segments

The Company’s business operations are classified into four reporting segments: the Alternative Fuels division, Fuel Cell Systems division, Advanced Research & Product Development and Corporate Expenses. The Alternative Fuels division generates revenue through the sale of compressed natural gas (“CNG”) and propane (“LPG”) fuel storage, fuel delivery and electronic control systems to OEMs, primarily General Motors, and the installation of the Company’s products into OEM vehicles. The Alternative Fuels division also generates contract revenue by providing engineering design and support to the OEMs so that the Company’s fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their alternative fuel vehicles. The Fuel Cell Systems division generates limited revenue through the sale of fuel cell-related fuel storage, fuel delivery and electronic control systems to OEMs and the installation of the Company’s products into OEM vehicles and hydrogen refueling systems. The Fuel Cell Systems division also generates contract revenue by providing engineering design and support to the OEMs so that the Company’s fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their fuel cell applications. The Fuel Cell Systems division was established as a new segment beginning in the first quarter of fiscal year 2003, and prior year amounts have been restated to reflect the new presentation. The chief operating decision maker allocates resources and tracks performance by each of the four reporting segments. The change in reporting aligns revenue and costs of sales from fuel cell development contracts with the research and development of fuel cell applications. Previously, all revenue and related cost of sales were reported in the Alternative Fuels segment. The Fuel Cell Systems division also now includes the research and development directly attributed to fuel cell applications. Previously, these expenses were reported in the Research and Development segment, which has now been changed to Advanced Research & Product Development.

All research and development is expensed as incurred. Research and development expense includes both customer-funded research and development and Company sponsored research and development. Customer

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

funded research and development consists primarily of expenses associated with contract revenue. These expenses include application development costs funded under customer contracts.

The accounting policies of the reportable segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.”

Geographic Information

All of the Company’s long-lived assets are based either in its offices in Sterling Heights, Michigan, Irvine, California, or Lake Forest, California. The Company’s revenue to customers is shown below.

	Fiscal Year Ended April 30,
Revenue to Customers	2001	2002	2003
United States	$23,056	$20,870	$20,465
Japan	—	1,572	1,754
Germany	22	536	1,416
Korea	280	425	4

Total	$23,358	$23,403	$23,639

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Financial Information by Business Segment

Financial information by business segment for continuing operations follows (in thousands):

	Fiscal Year Ended April 30,			Three Months Ended July 31,
Revenue	2001	2002	2003	2002	2003
				(unaudited)
Alternative Fuels	$22,595	$19,014	$13,772	$3,464	$3,462
Fuel Cell Systems	763	4,389	9,867	1,154	4,416
Advanced Research & Product Development	—	—	—	—	—
Corporate Expenses	—	—	—	—	—

Total	$23,358	$23,403	$23,639	$4,618	$7,878

	Fiscal Year Ended April 30,			Three Months Ended July 31,
Operating Income (Loss)	2001	2002	2003	2002	2003
				(unaudited)
Alternative Fuels	$(3,929)	$(17,942)	$(7,367)	$(1,672)	$(916)
Fuel Cell Systems	(15,171)	(12,943)	(1,471)	(616)	1,264
Advanced Research & Product Development	(8,023)	(8,804)	(2,428)	(301)	(840)
Corporate Expenses	(3,117)	(3,209)	(7,070)	(1,970)	(1,265)

Total	$(30,240)	$(42,898)	$(18,336)	$(4,559)	$(1,757)

	Fiscal Year Ended April 30,			Three Months Ended July 31,
Identifiable Assets	2001	2002	2003	2002	2003
				(unaudited)
Alternative Fuels	$22,862	$19,332	$16,581	$16,828	$16,193
Fuel Cell Systems	1,078	1,320	17,061	17,221	16,152
Advanced Research & Product Development	1,127	3,061	1,129	1,251	1,298
Corporate Expenses	6,452	3,827	3,030	3,609	2,793

Total identifiable assets	31,519	27,540	37,801	38,909	36,436
Assets not specifically identifiable	1,296	619	13,151	14,825	11,464

Total assets	$32,815	$28,159	$50,952	$53,734	$47,900

	Fiscal Year Ended April 30,			Three Months Ended July 31,
Capital Expenditures	2001	2002	2003	2002	2003
				(unaudited)
Alternative Fuels	$4,336	$648	$455	$133	$48
Fuel Cell Systems	2,051	905	75	9	9
Advanced Research & Product Development	183	246	194	3	7
Corporate Expenses	2,577	1,672	359	10	3

Total	$9,147	$3,471	$1,083	$155	$67

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Fiscal Year Ended April 30,			Three Months Ended July 31,
Depreciation and Amortization	2001	2002	2003	2002	2003
				(unaudited)
Alternative Fuels	$793	$844	$965	$206	$308
Fuel Cell Systems	128	402	1,725	201	536
Advanced Research & Product Development	236	349	445	100	112
Corporate Expenses	530	1,308	1,631	386	358

Total	$1,687	$2,903	$4,766	$893	$1,314

13.    Revenue

The Company has been engineering, testing and validating CNG systems for certain 1997-2003 model year car and truck platforms in compliance with General Motors’ specifications.

Revenues for development efforts are principally recognized by the percentage of completion method and principally related to contracts with General Motors. During fiscal years 2001, 2002 and 2003, GM and affiliated companies’ revenue comprised 98.7%, 79.9% and 58.9% of the Company’s total revenue, respectively. As of April 30, 2002 and 2003, General Motors and affiliated companies’ accounts receivable comprised 81.8% and 42.0% of the Company’s total outstanding accounts receivable, respectively. During fiscal years 2002 and 2003, another customer’s revenue comprised 6.4% and 24.2% of the Company’s total revenue, respectively. As of April 30, 2003, another customer’s accounts receivable comprised 33.4% of the Company’s total outstanding accounts receivable.

As of April 30, 2002 and 2003, accounts receivable includes amounts due under long-term contracts in the amounts of approximately $2,085,000 and $99,000, respectively. These amounts represent the recognized sales value of performance that had not been billed and were not billable to customers at these dates. The billing terms for all long-term contracts are based on milestone billings or discrete activities. All amounts due under long term contracts are expected to be collected by the end of the following fiscal year.

14.    Purchases

During fiscal years 2001, 2002, and 2003, respectively, purchases from one vendor constituted approximately 7%, 10% and 8% of net purchases. In fiscal year 2001, 2002, and 2003, 10 suppliers accounted for approximately 31%, 46% and 35% of net purchases, respectively.

15.    Restructuring Charges

In December 2001, the Company adopted a plan to close its Guaymas, Mexico manufacturing operations, close one of its Sterling Heights, Michigan offices and terminate the employees supporting these facilities. Accordingly, the Company recorded a charge of approximately $1,162,000 during fiscal year 2002 for headcount reduction, lease and contract exit costs and other asset writedowns. In connection with these actions, the Company initiated involuntary separation plans that included headcount reductions of approximately 62 employees at a cost of $180,000 for severance and related costs. Additional costs of $982,000 were recorded to include losses on asset writedowns, office leases, net of anticipated sublease income over the lease term and contract exit costs. In April 2003, the Company revised its estimate of the total costs of the plan as all activities related to the restructuring plan have been completed.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The major components of the restructuring charges and the remaining accrual balance as of April 30, 2003 are as follows (in thousands):

	Employee termination and severance costs	Lease exit costs	Contract exit costs	Asset writedowns	Total
2002 Charges	$(180)	$(394)	$(114)	$(474)	$(1,162)
2002 Activity	180	116	114	474	884

April 30, 2002 balance	$—	$(278)	$—	$—	$(278)
2003 Activity	—	278	—	—	278

April 30, 2003 balance	$—	$—	$—	$—	$—

16.    Warranties

The Company offers a warranty for all of its alternative fuel products. The specific terms and conditions of those warranties varies depending on the platform and model year. For most products the Company provides a limited warranty, including parts and labor, extending 3 years or 36,000 miles, whichever is achieved first. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s product warranty liability are as follows (in thousands):

Balance at April 30, 2000	$213
Warranties issued during the period	427
Settlements made during the period	(225)
Changes in liability for pre-existing warranties during the period, including expirations	—

Balance at April 30, 2001	415
Warranties issued during the period	759
Settlements made during the period	(664)
Changes in liability for pre-existing warranties during the period, including expirations	716

Balance at April 30, 2002	1,226
Warranties issued during the period	89
Settlements made during the period	(194)
Changes in liability for pre-existing warranties during the period, including expirations	—

Balance at April 30, 2003	1,121
Warranties issued during the period (unaudited)	30
Settlements made during the period (unaudited)	63
Changes in liability for pre-existing warranties during the period, including expirations (unaudited)	(100)

Balance at July 31, 2003 (unaudited)	$1,114

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

17.    Quarterly Results of Operations (unaudited)

A summary of the unaudited quarterly results of operations follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2002
Product sales	$4,591	$4,593	$2,205	$4,128
Contract revenue	2,338	1,247	1,312	2,989
Total revenue	6,929	5,840	3,517	7,117
Cost of product sales	6,590	7,548	4,374	7,069
Gross profit (loss) on product sales	(1,999)	(2,955)	(2,169)	(2,941)
Research and development expense	9,750	9,179	7,353	6,375
Net loss(A)	(11,231)	(13,704)	(10,215)	(8,228)
Net loss per share—basic and diluted	(0.79)	(0.97)	(0.72)	(0.58)

	First Quarter (B)	Second Quarter (B)	Third Quarter	Fourth Quarter
Fiscal Year 2003
Product sales	$2,823	$3,807	$3,639	$5,563
Contract revenue	1,795	1,795	2,362	1,854
Total revenue	4,618	5,602	6,001	7,418
Cost of product sales	3,641	5,131	3,981	5,718
Gross profit (loss) on product sales	(818)	(1,324)	(342)	(155)
Research and development expense	3,225	3,746	4,030	3,254
Net loss	(5,055)	(5,251)	(4,037)	(3,854)
Net loss per share—basic and diluted	(0.35)	(0.30)	(0.22)	(0.17)

	First Quarter
Fiscal Year 2004
Product sales	$6,550
Contract revenue	1,328
Total revenue	7,878
Cost of product sales	4,373
Gross profit (loss) on product sales	2,177
Research and development expense	3,108
Net loss	(1,768)
Net loss per share—basic and diluted	(0.08)

(A)	The Company made certain adjustments in the following quarters of fiscal year 2002 resulting from changes in estimates, unusual, or infrequently occurring items and that were material to the results of those quarters.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

These adjustments increased net loss as follows (in thousands):

For the fiscal year 2002
First quarter adjustment:
Increase “lower of cost-or-market” reserve related to the General Motors pick-up truck application	$485
Physical inventory adjustments due to obsolescence	100

$585

Second quarter adjustment:
Increase “lower of cost-or-market” reserve related to the General Motors pick-up truck application	$557
Increase in warranty reserves due to change in estimate	154
Increase in non-recurring legal and consulting services	1,344

$2,055

Third quarter adjustment:
Physical inventory adjustments due to obsolescence	269
Increase in warranty reserves due to change in estimate	562
Restructuring charge	647
Increase in non-recurring legal and consulting services	256

$1,734

Fourth quarter adjustment:
Physical inventory adjustments due to obsolescence	367
Increase in warranty reserves due to change in estimate	524
Decrease “lower of cost-or-market” reserve related to the General Motors pick-up truck application	(528)
Restructuring charge	515
Increase in non-recurring legal and consulting services	417

$1,295

(B)	Certain reclassifications have been made to the quarterly results previously reported for the first and second quarters of fiscal year 2003 related to the Company’s classifications of certain expenses.

7,000,000 Shares

Common Stock

PROSPECTUS

Adams, Harkness & Hill, Inc.

First Albany Corporation

TD Securities

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Amount
Registration fee	$4,168
NASD filing fee	5,652
Printing and engraving expenses	60,000
Legal fees and expenses	100,000
Blue Sky qualification fees and expenses	6,000
Accounting fees and expenses	50,000
Transfer agent and registrar fees	10,000
Miscellaneous	29,180

Total	$265,000

Item 15.    Indemnification of Directors and Officers

Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our amended and restated certificate of incorporation also provides for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.

Our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We have entered into agreements with each of our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was a director or officer of our company or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also establish procedures that will apply if a claim for indemnification arises under the agreements.

We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.

The Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 16.    Exhibits and Financial Statement Schedules

(a)  Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement

4.1	Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant’s Registration on Form 10 (File No. 0-49629) and incorporated herein by reference)

5.1	Opinion of Morrison & Foerster LLP

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

24.1	Power of Attorney*

*	Previously filed.

Item 17.    Undertakings

The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2)  For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, County of Orange, State of California, on October 6, 2003.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

By:	/s/ W. BRIAN OLSON
W. Brian Olson Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALAN P. NIEDZWIECKI Alan P. Niedzwiecki	President, Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2003

/s/ W. BRIAN OLSON W. Brian Olson	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	October 6, 2003

* Dale L. Rasmussen	Chairman of the Board, Director	October 6, 2003

* Brian A. Runkel	Director	October 6, 2003

Signature	Title	Date

* Scott Samuelsen	Director	October 6, 2003

* Thomas J. Tyson	Director	October 6, 2003

*By:	/s/ W. BRIAN OLSON
W. Brian Olson Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement

4.1	Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant’s Registration on Form 10 (File No. 0-49629) and incorporated herein by reference)

5.1	Opinion of Morrison & Foerster LLP

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

24.1	Power of Attorney*

*	Previously filed.